AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 11, 2000
                                                      Registration No. 333-42222

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------
                                  CAPRIUS, INC.
                 (Name of Small Business Issuer in Its Charter)
                                ----------------
          DELAWARE                    3845                     22-2457487
(State or other jurisdiction     (Primary Standard          (I.R.S. Employer
    of incorporation or       Industrial Classification   Identification Number)
       organization)               Code Number)
                                ----------------
                                ONE PARKER PLAZA
                           FORT LEE, NEW JERSEY, 07024
                                 (201) 592-8838
        (Address and Telephone Number of Principal Executive Offices and
                          Principal Place of Business)
                                ----------------
                                  GEORGE AARON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                ONE PARKER PLAZA
                           FORT LEE, NEW JERSEY, 07024
                                 (201) 592-8838
            (Name, Address and Telephone Number of Agent For Service)
                                ----------------
                                   Copies to:
                               BRUCE A. RICH, ESQ.
                            THELEN REID & PRIEST LLP
                               40 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 603-2000
                                ----------------
APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:

          from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
                         ---------------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         CALCULATION OF REGISTRATION FEE

===================================== ======================= ====================== ======================= =======================
             TITLE OF EACH                                      PROPOSED MAXIMUM        PROPOSED MAXIMUM
          CLASS OF SECURITIES               AMOUNT TO          OFFERING PRICE PER      AGGREGATE OFFERING          AMOUNT OF
            TO BE REGISTERED              BE REGISTERED              UNIT(1)                PRICE(1)            REGISTRATION FEE
------------------------------------- ----------------------- ---------------------- ----------------------- -----------------------
Common Stock, $.01 par value             2,236,697 Shares             $.31                  $693,376                $183.05
------------------------------------- ----------------------- ---------------------- ----------------------- -----------------------
Common Stock, $.01 par value(2)(3)       2,600,000 Shares             $.50                $1,300,000                $343.20
------------------------------------- ----------------------- ---------------------- ----------------------- -----------------------
Common Stock, $.01 par value(2)(4)       1,800,000 Shares             $.75                $1,350,000                $356.40
------------------------------------- ----------------------- ---------------------- ----------------------- -----------------------
Common Stock, $.01 par value(2)(5)         538,500 Shares             $1.00                 $538,500                $142.16
------------------------------------- ----------------------- ---------------------- ----------------------- -----------------------
Common Stock, $.01 par value(2)(6)         450,000 Shares             $.31                  $139,500                $36.83
------------------------------------- ----------------------- ---------------------- ----------------------- -----------------------
Common Stock, $.01 par value(2)(7)         617,898 Shares             $.088                 $54,375                 $14.35
------------------------------------- ----------------------- ---------------------- ----------------------- -----------------------
Total                                    8,243,095 Shares               -                 $4,075,751             $1,075.99 (8)
===================================== ======================= ====================== ======================= =======================


(1) Estimated solely for the purpose of computing amount of the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the average of the bid and asked prices on the OTC Bulletin Board on July 24, 2000.
(2) In accordance with Rule 457(g), the registration fee for these shares is calculated upon a price which represents the highest of (i) the price at which the warrants or options may be exercised; (ii) the offering price of securities of the same class included in this registration statement; or
     (iii) the price of securities of the same class, as determined pursuant to Rule 457(c).
(3) Represents shares of Common Stock underlying the Series A Warrants. $.50 is the exercise price of the Series A Warrants.
(4) Represents shares of Common Stock underlying the Series B Warrants and certain options. $.75 is the exercise price of the Series B Warrants, and such options.
(5) Represents shares of Common Stock underlying options and warrants exercisable at. $1.00 per share.

(6) Represents shares of Common Stock underlying warrants granted to certain individuals.
(7) Represents shares of Common Stock underlying warrants granted to Oxis Health Products, Inc. in connection with a transaction with the Registrant.
(8) The sum of $1,063.74 was paid in connection with the filing of the initial registration statement.

     THE REGISTRANT SHALL AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

                                   PROSPECTUS

                  Subject to Completion, Dated August 11, 2000

                        8,243,095 SHARES OF COMMON STOCK


                                  CAPRIUS, INC.

          This prospectus relates to the resale by the selling stockholders listed elsewhere in this prospectus of up to 8,243,095 shares of common stock of Caprius, Inc. The selling stockholders may sell the stock from time to time at the prevailing market price or in negotiated transactions. Of the shares offered:


               -    2,236,697 shares are presently outstanding, and

               - 6,006,398 shares are issuable upon exercise of warrants and options.

          We will receive no proceeds from the sale of the shares by the selling stockholders. However, we will receive proceeds in the amount of $3,338,566 upon the exercise of warrants and options underlying the shares by the selling stockholders.

          Our common stock is traded on the over-the-counter electronic bulletin board. Our trading symbol is CAPR. On August 7, 2000, the last bid price as reported was $0.25.

          The selling stockholders and any participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act of 1933.

          Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.

          AN INVESTMENT IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. WE URGE YOU TO CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 5.

          THE SECURITIES AND EXCHANGE COMMISSION (SEC) AND STATE SECURITIES REGULATORS HAVE NOT APPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE AND SHOULD BE REPORTED IMMEDIATELY TO THE SEC BY CALLING 1-800-SEC-0330.

                               PROSPECTUS SUMMARY

          This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including "Risk Factors" and the Consolidated Financial Statements, before making an investment decision.

                                   THE COMPANY

          Our Company was founded in 1983 and through June 1999 primarily developed and operated medical imaging systems as well as healthcare imaging and rehabilitation services. In March 1999, we sold the rehabilitation center and in April 1999, we sold the imaging technology and related assets. On June 28, 1999, we acquired Opus Diagnostics, Inc. (Opus) and began manufacturing and selling a broad line of medical diagnostic assays for therapeutic drug monitoring (TDM). We continue to own and operate the Strax Institute (Strax), a comprehensive medical imaging center located in Lauderhill, Florida.

          Upon our merger with Opus, which was consummated coincident with Opus acquiring Oxis Health Products, Inc.'s TDM business, the Opus stockholders received approximately 45.6% of our outstanding shares after the merger, and George Aaron and Jonathan Joels, the management and sole stockholders of Opus, were appointed senior executive officers and directors of our company.

          Opus produces and sells 14 diagnostic assays, their calibrators and controls for therapeutic drug monitoring which are used on the Abbott TDx(R) and TDxFLx(R) instruments. Therapeutic drug monitoring is used to assess medication efficacy and safety of a given therapeutic drug in human bodily fluids, usually blood. The monitoring allows physicians to individualize therapeutic regimens for optimal patient relief. Under the terms of the Oxis Health Products (Oxis) asset purchase agreement, Opus acquired from Oxis the assets relating to its know-how, patent, trademark and distribution network for the diagnostic assay business. Additionally, pursuant to a services agreement, Oxis is manufacturing the products of the therapeutic drug monitoring business of Opus through September 30, 2000.

          In July 1998, we acquired Strax as part of our strategy to utilize and integrate our existing breast imaging technology with that of Strax and create an installed base for this business. Strax specializes in comprehensive breast care utilizing several imaging modalities. It performs imaging and diagnostic services in-house, including patient screening, x-ray mammography, ultrasound and stereotactic biopsies, as well as performing bone densitometry to monitor osteoporosis. Strax services the local area in Lauderhill, Florida and treats approximately 15,000 patients per year. In addition, Strax administers in-house all transactions, medical records, scheduling, billing and collections, managed care contracts, as well as accounting and bookkeeping for its business. We are currently evaluating the strategic alternatives for the Strax Institute.

          On April 27, 2000, we completed a private placement offering (April Placement) in which we sold 650,000 units and received gross proceeds of $1,950,000. We offered the units at a price of $3.00 per unit, with each unit consisting of (i) three shares of common stock, $.01 par value, of the Company,
(ii) four redeemable Series A Warrants and (iii) two redeemable Series B Warrants. Each Series A Warrant gives the holder the right to purchase one share of common stock at a price of $.50 and is exercisable for five years. Each Series B Warrant gives the holder the right to purchase one share of common stock at a price of $.75 and is exercisable for five years. Approximately $1,400,000 of the proceeds from the placement were used to repay outstanding indebtedness and accrued liabilities, including accrued salaries, and the balance is being used for working capital.

          As part of the agreements with the principal investors in the April Placement, Shrikant Mehta, one of the principal investors, and Sanjay Mody a designee of the principal investors, were appointed to our Board of Directors. Pursuant to the terms of the Placement, Mr. Mehta and Mr. Mody replaced Jack Nelson and Enrique Levy as directors of the Company.

          We were incorporated under Delaware law on June 3, 1983 under the name Advanced NMR Systems, Inc. Effective November 10, 1997, we completed a merger with Advanced Mammography Systems, Inc. (AMS), a partially-owned subsidiary, whereby AMS became our wholly owned subsidiary. Upon our merger with AMS, we changed our name to Caprius, Inc. Our executive offices are at One Parker Plaza, Fort Lee, New Jersey 07024, and our telephone number is (201) 592-8838.

                                  THE OFFERING


SECURITIES OFFERED BY SELLING
STOCKHOLDERS...................    8,243,095 shares, includes 6,006,398 shares
                                   subject to options and warrants.

COMMON STOCK TO BE OUTSTANDING
AFTER THE OFFERING.............    22,441,112 shares.

USE OF PROCEEDS................    We will receive no proceeds from the sale of
                                   common stock by the selling stockholders. We will receive $3,338,566 if all of the warrants and options underlying the shares included in this prospectus are exercised. We will use these proceeds for general corporate purposes.

OTC ELECTRONIC BULLETIN BOARD
SYMBOL.........................    "CAPR"


                                  RISK FACTORS

          See "RISK FACTORS" for a discussion of certain factors that should be considered in evaluating an investment in the common stock.

                   SUMMARY FINANCIAL AND OPERATING INFORMATION

          The following selected financial information is derived from the Consolidated Financial Statements appearing elsewhere in this Prospectus and should be read in conjunction with Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                                                   ACTUAL                         PRO FORMA [1]
                                                           YEAR ENDED SEPTEMBER 30          YEAR ENDED SEPTEMBER 30
                                                           -----------------------          -----------------------
Summary of Operations                                      1999              1998             1999            1998
---------------------                                      ----              ----             ----            ----
Net patient service revenues                               $2,882,818        $3,764,189    $1,654,921      $  305,189
Net product sales                                             391,373             -         1,470,173       1,438,400
Total revenues                                              3,274,191         3,764,189     3,125,094       1,743,589
Income (loss) from continuing operations before
  provision for income taxes                               (7,595,628)      (17,527,956)      468,224      (1,625,852)
Income on disposal of discontinued operation                1,100,000           107,430     1,100,000         107,430
Net income (loss)                                          (6,495,628)      (17,518,703)    1,568,224      (1,518,422)
Income (loss) from continuing operations per share              (0.85)            (2.51)         0.03           (0.12)
Income on disposal of discontinued
  operation per share                                            0.12              0.02          0.08            0.01
Net income (loss) per common share (basic and
  diluted)                                                      (0.73)            (2.49)         0.11           (0.11)
Weighted average common shares outstanding,
  basic and diluted                                         8,971,411         7,025,802    13,525,517      13,204,779


------------------------
1 The pro forma financial information sets forth the results of the Company as if the merger with Opus and the dispositions of Aurora technology and rehabilitation business had occurred as of October 1, 1997. The pro forma financial information does not purport to be indicative of what would have occurred had the acquisition been made as of October 1, 1997 or results that may occur in the future.

                                                                                    PRO FORMA SIX
                                                                                     MONTHS ENDED
                                                        SIX MONTHS ENDED MARCH 31   MARCH 31, 1999
                                                        -------------------------   --------------
Summary of Operations                                     2000           1999
---------------------                                     ----           ----
Net patient service revenues                           $810,780       $2,073,291     $   649,707
Net product sales                                       930,998              --          735,087
Total revenues                                        1,741,778        2,073,291       1,384,794
Income (loss) from continuing operations before
  provision for income taxes                           (301,948)      (3,933,002)        281,235
Income on disposal of discontinued operation                --         1,100,000       1,100,000
Net income (loss)                                      (301,948)      (2,833,002)      1,381,235
Income (loss) per common share (basic and diluted):
  Income (loss) from continuing operations per share      (0.02)           (0.53)           0.02
  Income on disposal of discontinued operation              --              0.15            0.08
Net income (loss) per common share                        (0.02)           (0.38)           0.10
Weighted average common shares outstanding,
  Basic and diluted                                  13,572,271        7,346,540      13,525,517


                                                  FINANCIAL POSITION
                                               AS OF               AS OF
                                           MARCH 31, 2000   SEPTEMBER 30, 1999
                                           --------------     --------------
     Cash and cash equivalents               $1,391,081          $116,068
     Total assets                             5,600,696         4,353,190
     Working capital (deficit)                  184,893        (1,207,114)
     Long-term debt                             137,655           180,623
     Stockholders' equity                     3,331,276         2,009,169

                                  RISK FACTORS

          The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire sum invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF LOSSES

          To date we have been unable to generate revenue sufficient to be profitable on a consistent basis. As a result, we have sustained substantial losses which relate primarily to businesses that have been discontinued. We had a net loss of $6,495,628, or $(0.73) per share, for the fiscal year ended September 30, 1999 compared to a net loss of $17,518,703 for the fiscal year ended September 30, 1998, or $(2.49) per share, and a net loss of $301,948 for the six month period ended March 31, 2000, or $(.02) per share. There can be no assurance that we will ever achieve the level of revenues needed to be profitable in the future or, if profitability is achieved, that it will be sustained.

OUR ACCOUNTANT'S REPORT RAISES DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN

          The report of our independent accountants on our September 30, 1999 Consolidated Financial Statements contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern. Our independent accountants cited our history of substantial losses in recent years, which raised substantial doubt as to our ability to continue as a going concern. As shown in the financial statements, we incurred net losses of $301,948 for the six month period ended March 31, 2000. Although we raised an aggregate of $1,950,000 in the April Placement, a substantial portion of the net proceeds were used to repay indebtedness and accrued liabilities. If we are unable to continue as a going concern, your entire investment in us could be lost.

RISK OF NEED FOR ADDITIONAL FINANCING

          We expect to require additional working capital or other funds in the future. There is no assurance that the Company will be successful in obtaining additional funds, whether publicly or privately or through equity or debt, or that the terms of the financing will not be dilutive to stockholders.

THE DISTRIBUTION OF THERAPEUTIC DRUG MONITORING KITS IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY

          We compete with numerous other companies, including several major manufacturers and distributors, in the distribution and development of assays for therapeutic drug monitoring. As a result, these entities may begin to develop, manufacture, market and distribute systems which are substantially similar or superior to our products. There may be an industry shift in major type of testing system used or more sophisticated systems may be used to perform therapeutic drug monitoring tests, forcing us to manufacture our product differently. Further, other companies may enter this marketplace. No assurance can be given that we will be able to successfully compete against these other companies which may have substantially greater marketing and financial resources.

          Opus competes with a variety of companies, many of which are considerably larger than Opus in the area of therapeutic drug monitoring. Among its competitors are Abbott Laboratories and Roche Diagnostics, Inc. Opus attempts to compete in its pricing and the performance of its kits. Both the topirimate and teicoplanin kits do not experience competition as we enjoy exclusivity on each.

RISK FACTORS RELATING TO THE STRAX INSTITUTE

          Potential Adverse Impact from other Providers. The market for mammography screening and diagnostic services is highly competitive. Strax currently competes with other providers of similar services, including hospitals, private clinics and radiology physician groups. Strax competes with many other local centers and medical facilities with medical imaging capabilities. Many of our competitors have greater financial and other resources than we do, or offer diagnostic services on higher level or different types of equipment. We cannot assure you that we will be able to compete effectively against the current or future competitors.

          Dependence on Key Personnel. The success of Strax is dependent on the efforts and abilities of its Radiologist, Dr. Stuart Kaplan and its Director, Ms. Susan Flynn. If Strax were to lose the services of Dr. Kaplan or Ms. Flynn before a qualified replacement could be obtained, its business could be materially and adversely affected. Dr. Kaplan has submitted his resignation effective July 31, 2000. His new employer has agreed to make Dr. Kaplan available to Strax in order to perform similar services to those currently being performed by Dr. Kaplan. Strax intends to enter into an agreement with Dr. Kaplan's new employer. No assurance can be made that Strax will be able to enter into such an agreement.

          Potential Adverse Impact of Reliance on Governmental and Private Reimbursement of Heath Care Costs. In most cases, the ability of patients or health care providers to pay for the services which Strax provides depends on governmental (federal or state) and private insurer reimbursement policies. Consequently, those policies have a direct effect on the ability of patients and health care providers to use and pay for Strax's services. As a result, any significant adverse change in such reimbursement policies would likely adversely affect Strax's business.

          Potential Adverse Impact of Patient Collection Risks on Working Capital. Strax operates primarily as a full-service medical provider. Consequently Strax usually bills patients and third-party payers for its services directly. Receipt of payment for services from patients covered by private insurance is dependent in large part on Strax's timely and correct claims form submission in accordance with varying requirements of different insurance companies.

          Potential Adverse Impact of Government Regulation on Growth and Provision of Services. The provision of Strax's services are subject to a number of different laws, rules and regulations. Strax believes that it is currently in material compliance with all such applicable laws, rules and regulations. The sanctions for failure to comply with such laws, rules or regulations could be denial of the right to conduct business, significant fines and/or criminal penalties. Additionally, a change in such laws, rules or regulations could adversely affect Strax's business.

          Potential Adverse Impact of Technological Change on Existing Equipment. Strax's services require the use of state-of-the-art medical equipment that is subject to rapid technological advances. The development of new technologies or refinements of existing technologies may make Strax's existing equipment obsolete or cause a reduction in the value of, or reduce the need for, Strax's equipment, unless such equipment can be upgraded to maintain its state-of-the-art character.

          Ability To Attract Customers. Strax's ability to attract medical imaging customers depends on many factors, including its ability to contract with health care providers and payers and to attract referrals from physicians representing various medical specialties, the type and quality of equipment, and the quality and timeliness of test results. Referrals may depend on the existence of a contractual relationship between Strax and a patient's insurance carrier or between Strax and a health care provider (such as a managed care provider, hospital or clinic). The loss of one or a few large customers could have a material adverse effect on Strax's business. Approximately 47% of Strax's revenues are related to patients participating in the Medicare program. If Strax were to be disqualified from participation in the Medicare program, the resulting loss in revenues would have a material adverse impact on Strax's business.

          Potential Unavailability and Inadequacy of Professional Liability Insurance Coverage. The health care industry has been experiencing increasing difficulty in maintaining professional liability insurance coverage at previous levels. There is no assurance that Strax will be able to renew its existing professional liability policy at affordable rates or obtain new professional liability insurance covering existing or contemplated operations and markets. There is also no assurance that the amount of Strax's policy is sufficient to fully insure against claims which may be made against Strax.

WE MAY NOT BE ABLE TO PROTECT OUR KNOW-HOW, PATENTS AND PROPRIETARY TECHNOLOGY, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

          Our ability to compete successfully will depend in part on our ability to protect our proprietary rights and to operate without infringing on the proprietary right of others, both in the United States and abroad. The patent positions of medical technology companies generally involve complex legal and factual questions. We have no patent protection, except for our patent protection in various countries around the world on the topirimate and teicoplanin assays. The topiramate patent was issued in the United States in September 1999. We will continue to file for patent protection within the United States and abroad with respect to patents for new assays where economic protection for the test is needed and such patents can be obtained. We may also apply in the future for patent protection for uses, processes, products and systems that we develop. There can be no assurance that any patent that we apply for will be issued, or that any patents issued will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any competitive advantage. We may incur substantial costs in defending any patent or license infringement suits or in asserting any patent or license rights, including those granted by third parties, the expenditure of which we might not be able to afford. An adverse determination could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or require us to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that we could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on our business and profitability.

WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE

          Our future growth and profitability depend in part on our ability to respond to technological changes and successfully develop and market new products that achieve significant market acceptance. This industry has been historically marked by very rapid technological change and the frequent introductions of new products. There is no assurance that we will be able to develop new products that will realize broad market acceptance.

THE NATURE OF OUR BUSINESS EXPOSES US TO PROFESSIONAL AND PRODUCT LIABILITY CLAIMS, WHICH COULD MATERIALLY ADVERSELY IMPACT OUR BUSINESS AND PROFITABILITY

          The malfunction or misuse of our diagnostic kits may result in incorrect interpretation of serum levels to physicians' patients, thereby subjecting the Company to possible liability. Although our insurance coverage is in amounts and deductibles customary in the industry, there can be no assurance that such insurance will be sufficient to cover any potential liability. We are seeking insurance to cover our overseas sales. Further, as the result of either adverse claim experience or insurance industry trends, we may in the future have difficulty in obtaining product liability insurance or be forced to pay very high premiums, and there can be no assurance that insurance coverage will continue to be available on commercially reasonable terms or at all. In addition, there can be no assurance that insurance will adequately cover any product liability claim against us. A successful product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, financial condition and operations. We currently have no overseas liability insurance, but are currently seeking such liability coverage. Any overseas product liability claim could have a material adverse effect on our business, financial condition and operations.

WE ARE SUBJECT TO GOVERNMENT REGULATIONS

          In the United States, our products and manufacturing practices are subject to regulation by the Food and Drug Administration (FDA) and by state regulatory agencies. The TDM kits and assays must receive FDA clearance before they may be sold. There are similar requirements in certain foreign countries. The regulatory process can be extremely time consuming and expensive. Currently all of our products are FDA approved, with the exception of the antibacterial assay used to test the medication Teicoplanin, as the medication has not been approved for sale in the United States. The use of Teicoplanin and our product used to test this medication have been approved for use in foreign countries.

          The revenues for patient services delivered by Strax are subject to changes in governmental regulations that could affect the amount by which Medicare will pay as reimbursement for services. This in turn could also affect the amounts that third party payers, including private insurance companies, would be willing to pay for services.

          The premises of Strax are also subject to annual MQSA inspection and certification as governed by the FDA. This review includes the equipment and technician performance, record-keeping and medical analysis, as well as personnel qualifications.

THE LOSS OF CERTAIN MEMBERS OF OUR MANAGEMENT TEAM COULD ADVERSELY AFFECT OUR BUSINESS

          Our success is highly dependent on the continued efforts of George Aaron, Chairman, President and Chief Executive Officer, and Jonathan Joels, Chief Financial Officer, Treasurer and Secretary. Competition for these highly skilled individuals is intense, and there can be no assurance that we will be successful in attracting and retaining key personnel in the future. Our failure to do so could adversely effect our business and financial condition. We do not carry any "key-man" insurance on the lives of any of our officers or employees.

DEPENDENCE ON OUR THIRD PARTY SUPPLIERS AND MANUFACTURERS FOR THE PRODUCTION OF OUR THERAPEUTIC DRUG MONITORING KITS

          We do not manufacture our diagnostic kits and are dependent upon third party suppliers and manufacturers for the production of these kits. Although we currently have a contract with Oxis as our primary supplier, our contract ends in September 2000 and we have yet to determine whether Oxis will continue to manufacture for us or whether we will use other suppliers for our kits in the future. There can be no assurance that we will come to agreement with suppliers capable of delivering adequate quantities of components within a reasonable period of time, on acceptable terms or at all. Although it is unlikely because of the number of suppliers and manufacturers of assays for therapeutic drug monitoring, the unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply of materials needed for the production of our TDM kits could have a material adverse effect on our ability to market our products.

DEPENDENCE ON PRINCIPAL CUSTOMERS

          For the fiscal year ended September 30, 1999 two customers accounted for approximately 33% of Opus' TDM business total sales and approximately 4% of our total revenues. For the six months ended March 31, 2000, these two customers accounted for approximately 30% of Opus' total sales and approximately 16% of our total revenues. We cannot make any assurances that we will continue to make significant sales in the future to either of these customers. The loss of either customer would have a material adverse effect on our operating results and financial condition.

CONTROL BY MANAGEMENT

          The executive officers and directors beneficially own approximately 56% of the outstanding shares of Common Stock, including shares underlying options and warrants held by them. There are agreements among the principal stockholders to vote their shares for the other's designee in election for directors through March 2003. Accordingly, our principal stockholders will exercise control of our Company, including the control over the election of directors and the appointment of officers. See "PRINCIPAL STOCKHOLDERS."

THERE IS ONLY A VOLATILE LIMITED MARKET FOR OUR COMMON STOCK

          Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our securities because of factors unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock. Our common stock is not actively traded, and the bid and asked prices for our common stock have fluctuated significantly. In the past two fiscal years, the common stock traded from a high of $2.00 to a low of $0.06 per share. See "MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS." General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or to us in the future could adversely affect the price of the common stock.

WE HAVE A SUBSTANTIAL AMOUNT OF STOCK THAT WILL BECOME AVAILABLE FOR RESALE UNDER RULE 144

          All of the shares registered for sale on behalf of the selling stockholders are "restricted securities" as that term is defined in rule 144 under the Securities Act. We have filed this registration statement to register these restricted shares for sale into the public market by the selling stockholders. These restricted securities, if sold in the market all at once or at about the same time could depress the market price during the period the registration statement remains effective and also could affect our ability to raise equity capital. Any outstanding shares not sold by the selling stockholders pursuant to this prospectus will remain as "restricted shares" in the hands of the holder, except for those held by non-affiliates for a period of two years, calculated pursuant to rule 144.

WE HAVE NEVER PAID DIVIDENDS AND WE DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FUTURE

          We do not believe that we will pay any dividends on our common stock in the future. We have never declared any cash dividends on our common stock, and if we were to become profitable, it would be expected that all of such earnings would be retained to support our business.

SHARES ELIGIBLE FOR FUTURE SALE COULD NEGATIVELY AFFECT YOUR INVESTMENT IN US

          At June 30, 2000, we had an aggregate of 9,146,818 shares of common stock reserved for the conversion of Series B Preferred Stock and options and warrants.

WE ARE SUBJECT TO PENNY STOCK REGULATIONS AND RESTRICTIONS

          The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of June 30, 2000, the closing bid and asked prices for our common stock were $.30 and $.375 per share and therefore, it is designated a "Penny Stock." As a Penny Stock, our common stock may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

          For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

          There can be no assurance that our common stock will qualify for exemption from the penny stock restrictions. In any event, even if our common stock were exempt from the Penny Stock restrictions, we would remain subject to
Section 15(b)(6) of the Securities Exchange Act of 1934, as amended, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CHARTER

          Certain provisions of our Certificate of Incorporation and of Delaware law could discourage potential acquisition proposals and could make it more difficult for a third party to acquire or discourage a third party from attempting to acquire control of us. These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the common stock. These provisions could also inhibit fluctuations in the market price of the common stock that could result from takeover attempts. Our Board of Directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying or preventing a change in control. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

          Currently we have 27,000 shares of Series B Preferred Stock outstanding. It ranks senior to any other shares of preferred stock which may be created and our common stock. It may be converted into common stock upon a change of control event and could adversely effect any proposed change in control. For a further description of the Series B Preferred Stock, see "DESCRIPTION OF SECURITIES."

                                 USE OF PROCEEDS

          We will not receive any portion of the proceeds from the sale of common stock by the selling stockholders. We may receive proceeds of up to $3,308,566 if all the warrants and options underlying some of the shares sold are exercised. Management currently anticipates that any such proceeds will be utilized for working capital and other general corporate purposes.

          We will bear the expenses of the registration of the shares. We anticipate that these expenses will be approximately $70,000.


                                 DIVIDEND POLICY

          We have never declared dividends or paid cash dividends. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                            MARKET FOR THE COMPANY'S
                  COMMON STOCK AND RELATED STOCKHOLDER MATTERS

PRINCIPAL MARKET AND MARKET PRICES
----------------------------------

          Our common stock has traded in the over-the-counter market on the OTC Electronic Bulletin Board (OTCBB) under the symbol CAPR since June 8, 1999 when it was delisted from the Nasdaq Small Cap System. The following table sets forth for the indicated periods the high and low bid prices of the common stock for the two fiscal years ended September 30, 1999 and for the period from October 1, 1999 through July 11, 2000 as reported on the Nasdaq Small Cap Market (through June 7, 1999) and the OTCBB (from June 8, 1999). These prices are based on quotations between dealers, and do not reflect retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

--------------- -------------------- -------------------------------------------
 FISCAL PERIOD   FISCAL YEAR ENDING   FISCAL YEAR ENDING    FISCAL YEAR ENDED
                      9/30/00              9/30/99               9/30/98
--------------- -------------------- --------------------- ---------------------
                 High      Low        High       Low        High      Low
--------------- --------- ---------- ---------- ---------- --------- -----------
 First Quarter    $1.125    $0.094     $1.063     $0.250     $2.380    $1.272
--------------- --------- ---------- ---------- ---------- --------- -----------
Second Quarter     0.875     0.250      0.438      0.063      1.709     0.896
--------------- --------- ---------- ---------- ---------- --------- -----------
 Third Quarter     0.875     0.250      2.000      0.125      1.542     1.042
--------------- --------- ---------- ---------- ---------- --------- -----------
Fourth Quarter    *0.453    *0.250      0.313      0.125      1.729     1.063
--------------- --------- ---------- ---------- ---------- --------- -----------
     * To August 7, 2000

APPROXIMATE NUMBER OF HOLDERS OF OUR COMMON STOCK
-------------------------------------------------

          On June 30, 2000, there were approximately 1,964 stockholders of record of our common stock. Since a substantial amount of the shares are held in nominee name for beneficial owners, we believe that there are a substantial number of additional beneficial owners.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

          The following discussion should be read in conjunction with our Consolidated Financial Statements and the notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information contained herein, the following discussion and other parts of this prospectus contain certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements due to factors discussed under "Risk Factors", as well as factors discussed elsewhere in this prospectus. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

     GENERAL

          Due to significant changes in the nature of operations of the Company during the past two years, comparisons of results of operations between years may not be meaningful.

COMPARISON OF THE SIX MONTHS ENDED
MARCH 31, 2000 AND MARCH 31, 1999

RESULTS OF OPERATIONS

          The results of operations for the six months ended March 31, 2000 and 1999 are not necessarily indicative of results for future periods. The following discussion should be read in conjunction with the attached notes thereto, and with the audited financial statements and notes thereto for the fiscal year ended September 30, 1999.

          Due to the sale of the rehabilitation business in March 1999 and the Aurora imaging technology in April 1999, and the acquisition of the Oxis diagnostic operations in June 1999, many of the categories in the statements of operations for the six months ended March 31, 1999 will not be comparable with the six months ended March 31, 2000.

    FISCAL YEAR ENDED SEPTEMBER 30, 1999 TO FISCAL YEAR ENDED SEPTEMBER 30, 1998

          Net patient service revenue totaled $2,883,000 for the year ended September 30, 1999 versus $3,764,000 for the year ended September 30, 1998. Cost of service operations totaled $1,973,000 for the year ended September 30, 1999 versus $ 3,616,000 for the year ended September 30, 1998. The decreases from 1998 to 1999 are due to the sale of the Aurora technology and the rehabilitation business, partially offset by the additional net patient revenues and operating expenses for the Strax Institute.

          Included in revenues for the year ended September 30, 1999 are $391,000 of net sales revenues for Opus' therapeutic drug monitoring assays for the period commencing July 1, 1999. The cost of goods for the Opus business for this period was $107,000 and is included in cost of operations.

          Selling, general and administrative expenses totaled $4,482,000 for the year ended September 30, 1999 versus $5,166,000 for the year ended September 30, 1998. This decrease reflects the sale of Aurora Technology and the rehabilitation business as well as a shift in business focus to the Opus Diagnostics product line of therapeutic drug monitoring assays.

          Loss on sale of the rehabilitation business of $1,461,000 reflects the accounting for the disposition of the rehabilitation center to Medical Diagnostics and Rehabilitation, LLC.

          Loss on the sale of the Aurora Technology of $2,096,000 reflects the loss on the sale of the Aurora Technology to Pacific Republic Capital Corp.

          In 1998, Research and development reflects the change in the accounting treatment of Advanced Mammography Systems, Inc. (AMS) from equity to consolidation accounting. Purchased research and development reflects the portion of the AMS purchase price allocated to research and development projects in process.

          Write down of intangibles in 1998, in the amount of $1,900,000, reflects the reduction in goodwill related to our Rehabilitation Services business based on a review of undiscounted future cash flows.

     SIX MONTHS ENDED MARCH 31, 2000 COMPARED TO SIX MONTHS ENDED MARCH 31, 1999

          Net patient service revenue totaled $811,000 for the six months ended March 31, 2000 versus $2,073,000 for the six months ended March 31, 1999. Cost of operations totaled $820,000 for the six months ended March 31, 2000 versus $1,859,000 for the six months ended March 31, 1999. The decreases from 1999 to 2000 are primarily due to the sale of the rehabilitation business and the Aurora Technology, partially offset by the additional net patient revenues and operating expenses for the Strax Institute.

          Net product sales revenues for the six months ended March 31, 2000 totaled $931,000. The cost of goods for the Opus business for this period was $291,000 and is included in cost of operations.

          Selling, general and administrative expenses totaled $1,168,000 for the six months ended March 31, 2000 versus $2,012,000 for the six months ended March 31, 1999. This decrease reflects our efforts to streamline costs as well as the change in our business mix.

     LIQUIDITY AND CAPITAL RESOURCES

          In March and April 2000, we completed an equity private placement of $1,950,000 through the sale of 650,000 units at $3.00 per unit as described in Note H(3) to the Financial Statements. We utilized the net funds for the repayments mentioned below and the balance is being used for working capital purposes to continue developing the business of Opus by adding new distributors in territories currently not covered by existing distributors and for the development of new diagnostic kits and the acquisition of additional product lines. We are currently pursuing efforts to identify additional funds through various funding options, including banking facilities and equity offerings in order to provide capital for future expansion. We are also currently reviewing the possible disposition of the Strax Institute. The ability to secure commercial or other borrowings has been more difficult due to our June 1999 delisting from the NASDAQ Small Cap System. There can be no assurance that such funding initiatives will be successful, and any equity placement could result in substantial dilution to current stockholders. Consequently, our viability could be threatened. Accordingly, the auditors' report on the 1999 financial statements contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

          Cash flows from financing activities increased significantly from the proceeds of the sale of our common stock. There were no significant cash flows used in investing activities for the three months ended March 31, 2000. Net cash used in operations amounted to $93,000.

          During the year ended September 30, 1999, we funded our operations principally through the cash obtained from the sale of the Aurora technology business. Since the fiscal year end, we retained an investment banker and completed a series of short-term bridge loans aggregating $670,000 through the issuance of loan notes due on April 17, 2000 and warrants. These funds were primarily used to pay a note issued in connection with the Oxis transaction. Upon the completion of the April Placement, we paid off the Notes due to Messrs. Nelson and Levy in the aggregate of $506,500 plus accrued interest, representing termination amounts due to them, repaid the short term bridge loans of $670,000, and paid $233,000 in accrued compensation to two executive officers who had purchased an aggregate of 50,000 $3.00 units in the April Placement.

     INFLATION

          To date, inflation has not had a material effect on our business. We believe that the effects of future inflation may be minimized by controlling costs and increasing efficiency through product sales volume of the diagnostic kit business.

     YEAR 2000 SYSTEMS

          We have undertaken a review concerning the ability of our internal information systems to handle date information and to function appropriately from and after January 1, 2000. The total cost to address any changes required as a result of the so-called "Year 2000 Problem" was not material. In addition, we evaluated the impact of possible Year 2000 problems encountered by our suppliers and customers and to date there have not been any problems.

                                    BUSINESS

BACKGROUND

          We began operations in 1983 and through June 1999 primarily developed and operated medical imaging systems as well as healthcare imaging and rehabilitation services. In March 1999, we sold the rehabilitation center, and in April 1999, we sold the imaging technology and related assets. On June 28, 1999, we acquired Opus Diagnostics Inc. (Opus) by merger and began manufacturing and selling medical diagnostic assays for therapeutic drug monitoring. We continue to own and operate a comprehensive imaging center located in Lauderhill, Florida.

          The merger with Opus was consummated coincident with the closing of an asset purchase agreement between Opus and Oxis Health Products Inc. (Oxis) for the purchase of 14 medical diagnostic assays for therapeutic drug monitoring. The purchase price for the Oxis assets consisted of $500,000 in cash, a secured promissory note in the principal amount of $586,389 (as adjusted) payable on November 30, 1999, and a warrant granting Oxis the right to acquire up to 10% equity interest in Opus (on a pre-Merger basis), exercisable after six months for a period of five years. Upon the merger between the Company and Opus, the warrant granted to Oxis became exercisable for 617,898 shares of our common stock at an exercise price of $.0875 per share. Additionally, pursuant to a services agreement, Oxis is manufacturing the TDM products through September 30, 2000.

          In April 1999, pursuant to an asset purchase agreement among our Company, Caprius Systems, Inc., our wholly owned subsidiary and Pacific Republic Capital Corp. (Pacific), we consummated the sale of our Aurora breast scanner technology and related assets to Pacific for $854,490 in cash and the assumption by Pacific of certain obligations associated with the transferred assets. The assets and obligations transferred included all the shares of Caprius Imaging Corp., various patents relating to the Aurora breast scanner technology and assets of Caprius Systems, Inc., including hospital equipment contracts and equipment leases. The equipment debt of which we were relieved exceeded $1.1 million. The Aurora technology required extensive capital for its development and marketing, and we did not have access to additional capital so management decided to focus on less capital intensive activities.

          In March 1999, we transferred our interest in our rehabilitation center to an unrelated limited liability company in exchange for $900,000. In addition, the acquiring group assumed certain liabilities totaling approximately $400,000 and was entitled to 10% of any financial recovery obtained from a lawsuit by us against the former owner of the center. However, no financial recovery was obtained on this litigation. The transfer price of $900,000 was used in part to pay a balance of approximately $372,000 to the former owner of the center, which was the remaining amount due from our acquisition of our interest in the center.

          In July 1998, we acquired The Strax Institute, a comprehensive breast imaging center, located in Lauderhill, Florida. Strax is a multi-modality breast care center that treats approximately 15,000 patients per year offering x-ray mammography, ultrasound, stereotactic biopsy and bone densitometry.

THERAPEUTIC DRUG MONITORING

          Therapeutic drug monitoring (TDM) is a tool to assess medication efficacy and safety of a given therapeutic drug in human body fluids, usually blood. This is critical for drugs that have a narrow range between therapeutic and toxic doses, such as digoxin and theophylene. Diagnostic kits that monitor serum levels to detect specific amounts of the therapeutic changes in the blood permit physicians to individualize therapeutic regimens for optimal patient benefit. The TDM kits we sell generally are prescribed by physicians for their patients and then used in hospitals and labs. TDM combines the knowledge of pharmaceuticals, pharmacotherapy, pharmacokinetics and pharmacodynamics. TDM first became a part of clinical practice in the 1960s with the publication of initial pharmacokinetic studies linking it to patient outcomes.

          Besides providing a method to continually evaluate effective therapeutic regimens, periodic evaluations of blood serum concentrations can help to identify problems with medication compliance. This is of particular importance in patients taking drugs for chronic conditions. With the trend towards promoting outpatient therapy and self-treatment, physicians need an independent evaluation of treatment. This is of particular importance with young children who do not readily accept the importance of medication. Later in adolescence, compliance is affected, among other issues, by a wish to demonstrate independence or even denial of a disease. Elderly patients are also in need of compliance evaluation.

          Opus Diagnostics sells a comprehensive line of assays for TDM, consisting of 14 assays, their calibrators and controls. The line of products includes two proprietary and exclusive tests; one to monitor toparimate, a drug developed by Johnson & Johnson, and the other teicoplanin, developed by Aventis.

          Our TDM products are sold under the trademark INNOFLUOR(R), which was acquired from Oxis. These products are designed to test the following medications:

                         ANTI-ASTHMATIC
                         --------------

                         Theophylline

                         ANTIARRHYTHMIC ASSAYS
                         ---------------------

                         Digoxin
                         Digitoxin
                         Quinidine

                         ANTIEPILEPTIC ASSAYS
                         --------------------

                         Carbamazepine
                         Phenobarbital
                         Phenytoin
                         Topiramate
                         Valproic Acid

                         ANTIBACTERIAL ASSAYS
                         --------------------

                         Amikacin
                         Gentamicin
                         Teicoplanin
                         Tobramycin
                         Vancomycin

          We determined that in order to remain cost efficient and to optimize the return on the use of our assets, we would contract our Research & Development to third parties. This strategy of using outside contractors extends also to manufacturing. Since there are numerous companies in the business of OEM manufacturing, it is our intention to utilize this capacity for the manufacture of its products. This will eliminate the need to invest capital and will also permit us to maintain a low head count. Currently, all our manufacturing services have been contracted to Oxis International under a manufacturing contract due to expire on September 30, 2000. We have evaluated alternative sources of manufacture. We do not intend, at this stage, to manufacture our goods in house unless volume or other considerations would make it necessary to do so.

          We regard the TDM line as a marketing platform based on which we expect to add further assays that would complement the existing line. Management has initiated discussions with major drug companies to develop tests to monitor serum levels of certain of their drugs. Another methodology to monitor these drugs is performed by high-pressure liquid chromatograph (HPLC), a slower and more capital-intensive procedure than the procedure used for our tests.

          We intend to expand our product portfolio and, where appropriate, to patent any intellectual properties, as we have in the past.

THE STRAX INSTITUTE BUSINESS

          The Strax Institute (Strax) was founded in 1979 to provide comprehensive breast care for patients. In July 1998, we acquired Strax, as part of our strategy to utilize and integrate our existing breast imaging technology with that of Strax and create an installed base for this business. Strax specializes in comprehensive breast care utilizing several imaging modalities. It specializes in comprehensive breast care utilizing several imaging modalities and a high level of hands-on patient care. Strax performs all imaging and diagnostic services in-house, including x-ray mammography, screening ultrasound, ultrasound, stereotactic biopsies, as well as performing bone densitometry to monitor osteoporosis. In addition, Strax administers in-house all patient screening, scheduling, billing and collections, managed care contracts, transcriptions, medical records and accounting and bookkeeping for its business.

          The Strax Institute is located in Lauderhill, Florida and treats approximately 15,000 patients per year. It is open from 9:00 AM to 5:00 PM, five days a week, with extended hours one Wednesday evening each month and one Saturday morning each month to enhance patient convenience and increase the utilization of Strax' medical equipment.

          Strax specializes in comprehensive breast care utilizing three state-of-the-art Mammography Imaging Modalities (two Lorad units and one General Electric unit) and two Ultrasound Imaging Units, one of which is equipped with a color doppler (General Electric and Diasonics). For diagnostic purposes Strax is equipped with a Fisher Stereotactic Biopsy Unit. With the addition of a Halogic bond Densitometry Table, Strax is identified as a Specialized Women's Imaging Center. The Infocure Computer System (previously known as the Radman) allows Strax the convenience of an interactive database and electronic filing to all third party payers.

          The healthcare market in which The Strax Institute operates is beneficial for the services offered. Within its geographical area are a high percentage of elderly female patients, a substantial number of whom are repeat patients. This geographical area has a growing population base.

          The opportunities available to increase volume and profitability at Strax are designed around programs and initiatives to expand patient volume and particularly to increase the revenues obtained per patient. The purchase of a new ultrasound unit equipped with color dopler allows the Strax Institute to offer "stroke prevention" imaging and bundle this procedure together with the annual mammogram and bone densitometry tests directed to the same patient.

          We are currently evaluating the strategic alternatives for the Strax Institute.

GOVERNMENT REGULATION
---------------------

          Government regulation in the United States and certain foreign countries is a significant factor in our diagnostic business. In the United States, our products and our manufacturing practices are subject to regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act, and by other state regulatory agencies. Under the Act, our TDM kits and assays, including those we are developing, must receive FDA clearance before they may be sold, or be exempted from the need to obtain such clearance. The FDA regulatory process may delay the marketing of these products for lengthy periods and impose substantial additional costs. Moreover, FDA marketing clearance regulations depend heavily on administrative interpretation, and there can be no assurance that interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect us. There can be no assurance that we will be able to obtain clearance of any of our future products or any expanded uses of current or future products in a timely manner or at all. Once obtained, FDA clearances are subject to maintaining certain manufacturing and product performance criteria, and if the FDA believes that we are not in compliance with applicable requirements, it can institute proceedings to detain or seize our products, require a recall, suspend production, distribution, marketing and sales, enjoin future violations and assess civil and criminal penalties against us and our directors, officers or employees. The FDA may also suspend or withdraw market approval for our products or require us to repair, replace or refund the cost of any product that we manufacture or distribute.

          FDA regulations also require the companies which manufacture our diagnostic kits to adhere to certain "Good Manufacturing Practices" regulations, which include validation testing, quality control and documentation procedures. Their compliance with applicable regulatory requirements is subject to periodic inspections by the FDA.

          Currently all of our products are FDA approved, with the exception of the antibacterial assay used to test the medication Teicoplanin, as the medication has not been approved for sale in the United States. The use of Teicoplanin and our product used to test this medication have been approved for use in foreign countries.

          Although we believe that our products and procedures , with the exception of our product that tests Teicoplanin, are currently in material compliance with all relevant FDA requirements, the failure to obtain the required regulatory clearances or to comply with applicable regulations would have a material adverse effect on our business, results of operations or profitability.

          Sales of TDM diagnostic kits outside the United States that are manufactured within the United States are subject to United States export requirements, and all of our products sold abroad are subject to applicable foreign regulatory requirements. Legal restrictions on the sale of our product vary from country to country. The time and requirements to obtain approval by a foreign country may differ substantially from those required for FDA clearance. There can be no assurance that we will be able to obtain regulatory approvals or clearances for our products in foreign countries.

          The federal government and the State of Florida regulate various aspects of the medical imaging business. Failure to comply with these laws and regulations could have an adverse impact on the Company's ability to receive reimbursement for its services from government agencies and could also result in civil and criminal penalties against the Company and its management.

          Reimbursement for mammography is undergoing change as third-party payers, such as Medicare, health maintenance organizations and other health insurance carriers, increase efforts to control the cost, utilization and delivery of healthcare services.

          The mammography business is subject to state insurance laws governing the presentation and payment of insurance claims for medical imaging services to patients with health insurance. Strax believes that it is in material compliance with such laws.

          The operation of Strax is subject to various licensure requirements. Strax has to comply with federal certification requirements, such as the federal certification requirement to provide mammography examinations and is also subject to federal and state regulations relating to testing standards, personnel accreditation and compliance with government reimbursement programs.

PATENTS AND TRADEMARKS
----------------------

          The topiramate patent was issued in the US in September 1999. We will continue to file for patent protection within the United States and abroad with respect to patents for new tests where economic protection for the test is needed and such patents can be obtained. We also hold a trademark for Innofluor for our diagnostic line.

MARKETING
---------

          Our diagnostic products are sold worldwide under the trademark INNOFLUOR(R). Within the United States they are marketed primarily by direct sales efforts. Internationally, exclusive and non-exclusive distributors, with specific geographic territories, represent Opus Diagnostics in 15 countries, including England, Germany, France, Spain, and Japan. Over the past year we have increased the number of exclusive and non-exclusive international distributors from 12 to 21. Approximately 65% of the sales are international, primarily in Europe and Japan. Other marketing and sales activities include exhibiting at major domestic and international exhibits and symposiums. According to the Medical & Healthcare Marketplace (11th Edition), the therapeutic drug monitoring market is $417 million. Opus market penetration is less than 1%.

          Strax' marketing is directed to the referring physicians community and to the public in its Lauderhill, Florida area. Its marketing efforts are accomplished in-house. Various means of communications using the local media, advertising material, medical seminars and health fairs are being used as well as instituting corporate programs for female employees of local businesses. Strax has a significant amount of repeat business.

MATERIALS
---------

          The supply of most of the raw materials used in the production of assays for our diagnostic kits are readily available from various vendors. We see no problems in obtaining these materials in the foreseeable future.

PRODUCT WARRANTY
----------------

          We offer a limited warranty that all of our TDM products sold will be free from defects in material and workmanship at the time of the sales transaction.

COMPETITION
-----------

          We compete with numerous other companies, including several major manufacturers and distributors, in the distribution and development of assays for therapeutic drug monitoring. Among our competitors are Abbott Laboratories and Roche Diagnostics, Inc. As a result, these entities may begin to develop, manufacture, market and distribute systems which are substantially similar or superior to our products. There maybe also be an industry shift in major type of testing system used or more sophisticated systems may be used to perform therapeutic drug monitoring tests, forcing us to manufacture our product differently. Further, other companies may enter this marketplace. Opus attempts to compete in its pricing and the performance of its kits. Both the Topirimate and Teicoplanin kits do not experience competition as we enjoy exclusivity on each. No assurance can be given that we will be able to successfully compete against these other companies which may have substantially greater marketing and financial resources.

          The Strax Institute competes with many other local medical centers and facilities with medical imaging capabilities. Many of our competitors have greater financial and other resources than we do allowing them to advertise more widely and to obtain the latest equipment. We cannot assure you that we will be able to compete effectively against the current or future competitors.

PROPERTIES
----------

          We lease 2,758 square feet of office space in Fort Lee, New Jersey for sales and administrative personnel under a lease that expires in June 2005, at a base monthly rental of approximately $6,665.

          We lease 8,400 square feet for our comprehensive breast-imaging center in Lauderhill, Florida under a lease that expires in January 2004, at a current monthly base rental payment of $ 9,527.

EMPLOYEES
---------

          As of May 31, 2000, the Strax Institute had a staff of 20 full-time employees, including one physician and one senior manager, and also three part-time employees.

          As of May 31, 2000, our diagnostic business had six full-time employees, including three executive officers.

          None of the Company's employees is represented by labor organizations and the Company is not aware of any activities seeking such organization. The Company considers its relations with employees to be good.

LITIGATION
----------

          In Nicholas Kessler by and through his Guardian ad Litem, Saundra J. Kessler and Saundra J. Kessler Plaintiffs vs. Caprius, Inc. formerly known as Advanced Mammography Systems, Inc., Jack Nelson, an individual, Defendants, Case No. SA CV 99-193 DOC (EE)(U.S.D.C. Central District of California), the Plaintiffs, a mother and her minor son, presented eight claims for relief, including claims for violation of the Securities Act of 1933, violation for certain rules governing the sale of securities, for fraud, for negligent misrepresentation, for negligence, for rescission on behalf of both Plaintiffs and for breach of written contract. In March 1999, upon motion by the Defendants, the Court dismissed with prejudice the claims for violation of the Securities Act of 1933, violation for certain rules governing the sale of securities, for fraud, for negligent misrepresentation. The Plaintiffs then voluntarily dismissed their claims for rescission, leaving only the claims for negligence on behalf of the son and for breach of written contract on behalf of both Plaintiffs pending. In April 2000, the Defendants answered the Complaint, denying the remaining allegations, and brought claims against Saundra Kessler and her former husband, Paul Kessler for fraud, negligent misrepresentation, breach of written contract and for indemnity. Ms. Kessler answered the claims brought by the Defendants, by denying them. On August 8, 2000, the Plantiffs and Defendants orally agreed to enter into a settlement agreement whereby each party granted the other a full release with respect to all present and future claims related to this matter. Upon court approval of the settlement agreement, the Company will issue 25,000 shares of its common stock and grant warrants exercisable for three years at $.25 per share to purchase 60,000 shares of its common stock to each of Sandra Kessler and Nicholas Kessler (through his Guardian ad Litem). The shares of the Company's common stock and the shares of common stock underlying the warrants are included in this registration statement.


                                   MANAGEMENT


EXECUTIVE OFFICERS, DIRECTORS AND OTHER SIGNIFICANT EMPLOYEES
-------------------------------------------------------------

          As of June 30, 2000, the directors and executive officers of the Company were:

                                                                     Director
Name                        Age   Position                            Since
----                        ---   --------                           -------
George Aaron                48    Chairman  of the Board,
                                  President and Chief Executive        1999
                                  Officer

Jonathan Joels              43    Chief Financial Officer,
                                  Treasurer, Secretary and
                                  Director                             1999
Elliott Koppel              55    VP Sales and Marketing                --
Shrikant Mehta              56    Director                             2000
Sanjay Mody (1) (2)         41    Director                             2000
Robert Spira, MD (1) (2)    51    Director                             1994
Sol Triebwasser, Ph.D.
(1)(2)                      77    Director                             1990


------------------------
(1)  Member of the Audit Committee
(2)  Member of the Compensation/Option Committee

          The principal occupations and brief summary of the background of each director and executive officer during the past five years is as follows:

          GEORGE AARON. Mr. Aaron has been Chairman of the Board, President and
          ------------
CEO of the Company since June 1999. He also served as a Director on the Board of the Company from 1992 until 1996. From 1992 to 1998, Mr. Aaron was the co-Founder and CEO of Portman Pharmaceuticals, Inc. and in 1994 co-founded CBD Technologies, Inc. of which he remains a Director. Mr. Aaron also serves on the Board of Directors of Peptor Limited which had acquired Portman Pharmaceuticals. From 1983 to 1988, Mr. Aaron was the Founder and CEO of Technogenetics Inc. (a diagnostic company). Prior to 1983, Mr. Aaron was Founder and Partner in the Portman Group, Inc. and headed international business development at Schering Plough. Mr. Aaron is a graduate of the University of Maryland.

          JONATHAN JOELS. Mr. Joels has been CFO, Treasurer and Secretary of the
          --------------
Company since June 1999. From 1992 to 1998, Mr. Joels was the co-founder and CFO of Portman Pharmaceuticals, Inc. and in 1994 co-founded CBD Technologies, Inc. Mr. Joels' previous experience included serving as a principal in Portman Group, Inc., CFO of London & Leeds Corp. and Chartered Accountant positions with both Ernst & Young and Hacker Young between 1977 and 1981. Mr. Joels qualified and was admitted as a Chartered Accountant to the Institute of Chartered Accountants in England and Wales in 1981 and holds a BA Honors Degree in Accountancy (1977) from the City of London.

          SHRIKANT MEHTA. Mr. Mehta was appointed to the Board of Directors in
          --------------
June 2000. He has been President and CEO of Combine International, Inc., a wholesale manufacturer of fine jewelry since 1979. He has also served on the Board of Directors of various private companies. Mr. Mehta has a BS in Electrical Engineering from Case Institute of Technology and an MS in Electrical Engineering from Wayne State University.

          SANJAY MODY. Mr. Mody was appointed to the Board of Directors in June
          -----------
2000. Currently he is the President of a private company involved with website and portal development, WebPulse Consulting, Inc., a position he has held since October 1999. He is also a director of another public company, Distinctive Devices, Inc., a position he has held since March 2000. From July 1996 to February 2000 he served as a Vice President of Investment Advisory at Laidlaw Global Securities, Inc. From 1995 to 1996 he was a Financial Advisor at Morgan Stanley Dean Witter.

          ELLIOTT KOPPEL. Mr. Koppel has been VP of Marketing and Sales of the
          --------------
Company since June 1999. From 1996 to June 1999 he served as CEO of ELK Enterprises, a consulting and advertising company for the Medical Device industry. From 1993 to 1996, he was VP Sales and Marketing for Clark Laboratories Inc. From 1992 to 1993, Mr. Koppel was Director of the Immunology Business Unit at Schiapparelli BioSystems. From 1990 to 1992, he was VP of Sales and Marketing at Enzo BioChem. From 1986 to 1990, Mr. Koppel was VP of Clinical Sciences, Inc. Between 1974 and 1986 he held the positions of Sales Representative, Regional Manager, and International Marketing Manager at Warner Lambert Diagnostics. Prior to 1974 Mr. Koppel was Sales Representative and Product Manager with Ortho Diagnostics. Mr. Koppel has BS in Commerce from Rider University.

          ROBERT SPIRA, M.D., F.A.C.P. Dr. Spira was Vice Chairman of the
          ---------------------------
Company from February 1994 to June 1999. Since October 1992, he has been the Director of the Department of Gastroenterology at St. Michael's Medical Center in Newark, New Jersey, and for more than five years prior thereto, he served as Chief of Gastrointestinal Endoscopy at St. Michael's Medical Center. Dr. Spira is a graduate of New York University Medical School, a past president of both the New Jersey Society for Gastrointestinal Endoscopy and the New Jersey Society of Gastroenterology.

          SOL TRIEBWASSER, PH.D. Until 1996, Dr. Triebwasser was Director of
          ---------------------
Technical Journals and Professional Relations for the IBM Corporation in Yorktown Heights New York and currently a Research Staff member emeritus. Since receiving his Ph.D. in physics from Columbia in 1952, he had managed various projects in device research and applications at IBM. Dr. Triebwasser is a fellow of the Institute for Electrical and Electronic Engineers, the American Physical Society and the American Association for the Advancement of Science.

          Messrs. Aaron and Joels are brothers-in-law, and Mr. Mehta is the uncle of Mr. Mody.

          The Board of Directors met, either in person or telephonically, nine times in fiscal 1999. Each of the directors attended or participated in 75% or more of the meetings.

          The Board of Directors has standing Audit and Compensation Committees.

          The Audit Committee reviews with the Company's independent accountants the scope and timing of the accountants' audit services and any other services they are asked to perform, their report on the Company's financial statements following completion of their audit and the Company's policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee reviews the independence of the independent public accountants and makes annual recommendations to the Board of Directors for the appointment of independent public accountants for the ensuing year. The Audit Committee met twice during fiscal 1999.

          The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company, reviews general policy matters relating to compensation and benefits of employees of the Company and administers the Company's Stock Option Plans. The
Compensation/Option Committee met twice during fiscal 1999.

          We separately agreed to give the principal investors in the April Placement, who collectively purchased 451,000 of the units, the right to designate two members of the Board of Directors, one of whom also shall be appointed to the Compensation Committee of the Board of Directors; provided, however, these designees are reasonably acceptable to the current Board of Directors. In June 2000, the designees, Mr. Shrikant Mehta and Mr. Sanjay Mody, were added to the Board of Directors to fill vacancies created by the prior resignations of Messrs. Nelson and Levy. At each meeting of stockholders for the election of directors held at any time prior to March 27, 2003, we shall include the two designees of the principal investors or their substitutes on the management slate of directors, subject to certain conditions.

          The principal investors, including Messrs. Mehta and Mody, in the April Placement separately agreed to vote all of their shares of common stock, which they beneficially own as of the applicable record date, for Messrs. Joels and Aaron, both current directors, at each meeting of stockholders or in any consent in lieu of a meeting of stockholders with respect to the election of directors held at any time prior to March 27, 2003. Messrs. Joels and Aaron reciprocally agreed to vote all of their shares of common stock, which they beneficially own as of the applicable record date, for the investors' designees, at each meeting of stockholders or in any consent in lieu of a meeting of stockholders with respect to the election of directors held at any time prior to March 27, 2003.

DIRECTOR COMPENSATION

          Directors who are employees of the Company are not paid any fees or additional compensation for services as members of the Company's Board of Directors or any committee thereof. Although non-employee directors do not receive Board fees, they are entitled to options to purchase shares of the Company's common stock. Prior to the new fiscal year beginning on October 1, 1999, each person who became a member of the Board was granted options to purchase 15,000 shares of common stock at the then fair market price. Thereafter, a director was granted options to purchase 10,000 shares annually if that person had been a director of the Company for more than six months. In October 1999, the non-employee directors were given the right to receive (i) options for 50,000 shares of common stock or (ii) options for 25,000 shares of common stock and $5,000, which options would be exercisable for five years and at the market price at time of grant. We are currently reviewing our policies regarding the granting of options to directors and intend to have new policies in place shortly. Pursuant to the 1993 Directors Stock Option Plan for Non-Employee Directors (the "1993 Directors Plan"), which was amended in December 1997, the number of shares available under the 1993 Directors Plan has been increased to 200,000 shares. On October 14, 1999, the Company granted to each Robert Spira and Sol Triebwasser under the 1993 Directors Plan options for 25,000 shares of common stock, a third of which will exercisable each year, beginning a year after the grant date, at $0.25 per share, for a period of ten years from the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

          The members of the Company's Compensation Committee are Robert Spira and Sol Triebwasser, neither of whom is an executive officer or employee of the Company or its subsidiaries. The Compensation Committee met during Fiscal 1999 to review executive compensation and obtained approval from the Board of Directors for changes to executive compensation.

SUMMARY COMPENSATION TABLE

          The following table sets forth certain information concerning all cash and non-cash compensation awarded to, earned by or paid to our Company's Chief Executive Officer and one other executive officer with total compensation in excess of $100,000 during the fiscal years ended September 30, 1999, 1998 and 1997:

                Annual Compensation                          Long Term Compensation
                -------------------                          ----------------------
                                                           Awards            Payouts
                                                             Securities
                                            Other    Restrict Underlying
 Name and                                   Annual     Stock   Options   LTIP     All Other
 Principal               Salary    Bonus Compensation Award(s)  SARs    Payouts compensation
 Position      Year       ($)       ($)       ($)       ($)      (#)      ($)        ($)
------------ ---------- --------- -------- ---------- -------- -------- -------- -----------
George       1999(1)      41,306      -0-        -0-      -0-      -0-      -0-    3,000(2)
Aaron
President
/CEO
------------ ---------- --------- -------- ---------- -------- -------- -------- -----------

(1) Mr. Aaron was appointed by the Board effective June 28, 1999, as President and CEO.
(2) Paid to Mr. Aaron for the purpose of reimbursing him for transportation and other expenses

          Upon our merger with Opus, we entered into Severance and Consulting Agreements with Jack Nelson and Enrique Levy, who were Chairman/Chief Executive Officer and President/Chief Operating Officer, respectively, and directors, and terminated their employment and commenced consulting arrangements for a period of one year. Pursuant to his agreement, Mr. Nelson received $45,734 in cash as payment of deferred compensation, 125,000 shares of common stock, and was to have received a $258,500 payment upon the earlier of December 28, 1999 or the consummation of a Business Transaction (as defined in his severance agreement). As of December 28, 1999, this severance obligation was converted into a note repayable on September 1, 2000 subject to mandatory repayment from the proceeds of the sale of the Strax Institute, and if not repaid by March 1, 2000, became secured by the assets of the Strax. On April 4, 2000, the note to Mr. Nelson together with all outstanding interest thereon was paid in full. Mr. Nelson resigned as a director on April 4, 2000.

          Pursuant to his severance agreement, Mr. Levy received $43,789 in cash plus payment of deferred compensation, 100,000 shares of common stock, and was to have received a $247,500 payment upon the earlier of December 28, 1999 or the consummation of a Business Transaction (as defined in his severance agreement). As of December 28, 1999, this severance obligation was converted into a note repayable on September 1, 2000 subject to mandatory repayment from the proceeds of the sale of the Strax Institute, and if not repaid by March 1, 2000, became secured by the assets of the Strax Institute. On April 4, 2000, the note to Mr. Levy together with all outstanding interest thereon was paid in full. Mr. Levy resigned as a director on April 4, 2000.

EMPLOYMENT AGREEMENTS

          As of June 30, 2000, we do not have any outstanding employment agreements with any of our employees. However, we intend to enter into employment agreements with Mr. Aaron and Mr. Joels, employing them as President and CEO and as Treasurer and Chief Financial Officer, respectively, for a term ending September 30, 2003, at annual base salaries of $160,000 and $112,000, respectively with an additional $1,000 per month and $750 per month, respectively, for automobile expenses. In addition, it is contemplated that each would receive bonuses based upon certain milestones yet to be determined, and would be eligible for discretionary bonuses as determined by the Compensation Committee. Under the contemplated employment agreements, should the termination of Mr. Aaron and Mr. Joels result from a change in control of the Company, as defined in their respective employment agreements, the termination payment for the individual terminated would be 2.99 times his annual base salary over the shorter of the past three years or the time accrued under his current employment agreement.

          We do not have any annuity, retirement, pension or deferred compensation plan or other arrangement under which any executive officers are entitled to participate without similar participation by other employees.

OPTION GRANTS

          The following table sets forth certain information regarding grants of stock options made during the fiscal year ended September 30, 1999 to the named executive officers.


                       OPTIONS GRANTED IN LAST FISCAL YEAR

                                                                                  POTENTIAL REALIZABLE VALUE AT
                                        INDIVIDUAL GRANTS                         ASSUMED ANNUAL RATES OF STOCK
                                                                                APPRECIATION FOR OPTION TERM
                                                                                              (2)
                 NUMBER OF
                 SECURITIES      % OF TOTAL
                 UNDERLYING      OPTIONS GRANTED     EXERCISE OR
                 OPTIONS         TO EMPLOYEES IN     BASE PRICE    EXPIRATION
NAME             GRANTED         FISCAL YEAR (1)     ($/SHARE)     DATE           5% ($)               10% ($)
----             ------------    ---------------     ------------  ------------   ------               -------
Aaron                 -0-               -0-              -0-            -0-                -                 -

------------------------
(1) Based on an aggregate of the options granted by the Company to employees in the fiscal year ended September 30, 1999.

(2) Amounts represent hypothetical gains that could achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and are not intended to forecast possible future appreciation, if any, in the price of the common stock. The gains show are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares.

STOCK OPTION PLAN

          During 1993, the Company adopted a new employee stock option plan. The employee stock option plan provides for the granting of options to purchase not more than 1,000,000 shares of common stock. The options issued under the plan may be incentive or nonqualified options. The exercise price for any incentive options cannot be less than fair market value of the stock on the date of the grant, while the exercise price for nonqualified options will be determined by the option committee.

          On October 14, 1999, the Company granted to each Mr. Aaron and Mr. Joels under the employee stock option plan options for 100,000 shares of common stock, 25% of which will be exercisable each year, beginning in one year after the grant date, at $0.15 per share for a period of ten years from the date of grant. In addition, in October 14, 1999, the Company granted Mr. Koppel options for 150,000 shares of common stock, 25% of which will be exercisable each year, beginning in one year after the grant date, at $0.15 per share for a period of ten years from the date of grant.

          The following table provides information on the value of unexercised stock options owned by the executive officers named in the Summary Compensation Table as of September 30, 1999. No options were exercised in the fiscal year ended September 30, 1999.

         NUMBER OF UNEXERCISED OPTIONS AT     VALUE OF UNEXERCISED IN-THE-MONEY
                SEPTEMBER 30, 1999             OPTIONS AT SEPTEMBER 30, 1999(1)

NAME      EXERCISABLE        UNEXERCISABLE      EXERCISABLE        UNEXERCISABLE
----      -----------        -------------      -----------        -------------
Aaron         -0-                 -0-                 -0-                 -0-

-----------------------
(1) Fair market value of the common stock on the last trading date of the fiscal year ended September 30, 1999, less the applicable exercise prices, multiplied by the number of shares underlying the options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          In March 2000, Messrs. Aaron, Joels and Koppel loaned us $25,000, $25,000 and $20,000, respectively, in order to facilitate shipment of sales products from Oxis. These loans were repayable at the earlier of 90 days or upon the closing of a securities placement, and bore interest at the rate of 12% per annum, payable on maturity. In addition, for each $1.00 principal amount loaned, we granted a warrant to purchase .55 shares of common stock at an exercise price of $1.00 per share exercisable for five years. These loans were repaid in April 2000, and we granted to the three persons warrants to purchase an aggregate of 38,500 shares of common stock.

          In consideration of their participation in the April Placement, we separately agreed to give the principal investors (including Mr. Mehta, who subsequently became a director) in the placement preemptive rights for a period of three years with respect to their interest in our Company, such that, to the extent of their current interest in our Company, these principal investors each have the right to participate in any sale, for cash, by us of our common stock or shares of preferred stock or other securities that are exercisable for, convertible into or exchangeable for shares of our common stock in a private placement transaction we may enter into pursuant to the exemption from registration under Regulation D of the Securities Act of 1933, subject to certain exceptions.

          We also agreed to provide these principal investors with most favorable investors rights, such that if any greater rights are received by the holders of the next rounds of equity financing by us occurring within one year after the date of purchase, subject to certain exceptions, we would put the principal investors in the same position as the holders of any subsequent investments. Furthermore, in the event that any subsequent investment is at a price per share of less than the equivalent of $0.722 per share of our common stock (i.e., less than $0.722 per share of equity security, (including exercise price, if any) exercisable for or convertible into one share of our common stock), then we would issue to Mr. Mehta, without additional consideration, the number of shares of common stock that he would have received if he had made his investment in the April Placement on the terms of any subsequent investment within the year.

          Additionally, in consideration for his participation in the April Placement, we separately agreed to grant Mr. Mehta options to purchase 500,000 shares of our common stock, exercisable at $1.00 per share for a period of three years. Mr. Mody, who subsequently became a director, received an option to purchase 500,000 shares of our common stock, exercisable at $1.00 per share for a period of three years, in connection with his services in procuring investors for the April Private Placement.

                             PRINCIPAL STOCKHOLDERS

          The following table sets forth information as of August 10, 2000 concerning (i) persons known to us to be the beneficial owners of more than 5% of the Company's common stock, (ii) the ownership interest of each of our directors and executive officers listed in the compensation table and (iii) by all directors and executive officers as a group.

                                                                    BENEFICIAL OWNERSHIP(1)

             NAME                               STATUS           SHARES            PERCENTAGE
             ----                               ------           ------            ----------
  George Aaron                Chairman, President, CEO
                              and Director                    3,398,889 (2)           20.4%
  Jonathan Joels              Treasurer, CFO and Director     3,283,239 (3)           19.8%
  Shirkant Mehta              Director                        4,100,000 (4)           21.8%
  Sanjay Mody                 Director                          500,000 (5)           3.0%
  Robert Spira                Director                           14,000 (6)             *
  Sol Triebwasser             Director                           17,500 (7)             *
  All executive officers
  and directors as a group
 (7 persons)                                                 11,339,628 (8)            56%

------------------------
*    Less than one percent (1%).

(1) Includes voting and investment power, except where otherwise noted. The number of shares beneficially owned includes shares each beneficial owner and the group has the right to acquire within 60 days of June 30, 2000 pursuant to stock options, warrants and convertible securities.

(2) Includes (i) 7,050 shares in retirement accounts, (ii) 193,750 shares subject to warrants, (iii) 960,000 shares as trustee for his children (iv) 100 shares jointly owned with his wife and (v) 18,500 shares underlying options presently exercisable and excludes 100,000 shares underlying options, which are currently not exercisable.

(3) Includes (i) 960,000 shares as trustee for his children and (ii) 133,750 shares subject to warrants and excludes 100,000 shares underlying options, which are currently not exercisable.

(4) Includes (i) 2,400,000 shares subject to warrants and (ii) 500,000 shares subject to options.

(5)  Includes 500,000 shares subject to options.

(6) Includes 14,000 shares underlying options presently exercisable granted under the 1993 Directors Plan and excludes 1,500 shares underlying options granted under the 1993 Directors Plan, which are currently not exercisable.

(7) Includes 17,000 shares underlying options presently exercisable granted the 1993 Directors Plan and excludes 1,500 shares underlying options granted under the 1993 Directors Plan, which are currently not exercisable.

(8) Includes (i) 2,738,500 shares subject to warrants and (ii) 1,049,500 shares subject to options.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

          Our certificate of incorporation authorizes us to issue 50,000,000 shares of common stock, $.01 par value, of which 16,434,714 shares were issued and outstanding as of August 10, 2000.


          The holders of common stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of common stock voted for the election of directors can elect all of the directors.

          The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of common stock. No dividends have ever been declared by the Board of Directors on the common stock. See "DIVIDEND POLICY." All of the outstanding shares of common stock are, and all shares sold hereunder will be, when issued upon payment therefor, duly authorized, validly issued, fully paid and non-assessable.

PREFERRED STOCK

          The certificate of incorporation authorizes us to issue 1,000,000 shares of Preferred Stock, par value $.01 per share, issuable from time to time in one or more series, having such designation, rights, preferences, powers, restrictions and limitations as may be fixed by the Board of Directors. As of June 30, 2000, 27,000 shares of Series B Preferred Stock were outstanding. The Series B Preferred Stock ranks senior to any other shares of preferred stock which may be created and the common stock. It has a liquidation value of $100.00 per share, plus accrued and unpaid dividends, is non-voting except if the Company proposes an amendment to its Certificate of Incorporation which would adversely affect the rights of the holders of the Series B Preferred Stock, and is convertible into 1,597,930 shares of Common Stock, subject to customary anti-dilution provisions. No fixed dividends are payable on the Series B Preferred Stock, except that if a dividend is paid on the Common Stock, dividends are paid on the shares of Series B Preferred Stock as if they were converted into shares of Common Stock. The Series B Preferred Stock is convertible for ten years from the date of purchase, August 18, 1997, and subject to mandatory conversion upon a change of control or the expiration of the 10-year period.

                              SELLING STOCKHOLDERS

          The selling stockholders are comprised of: (i) persons who own an aggregate of 5,850,000 shares of common stock and common stock underlying warrants which were purchased the April Placement, (ii) Shrikant Mehta, a holder of options to purchase an aggregate of 500,000 shares of common stock at exercise price of $1.00, (iii) Sanjay Mody, a holder of options to purchase an aggregate of 500,000 shares of common stock at exercise price of $0.75, (iv) a company which was issued 236,697 shares for providing us with financial consulting services (vi) 617,898 shares of common stock underlying a warrant which were issued to Oxis Health Products, Inc. in connection with a transaction consummated with the Company (vi) persons who were granted an aggregate of 330,000 warrants in connection with their purchase of promissory notes issued by the Company, (vii) George Aaron, Jonathan Joels and Elliot Koppel who were granted an aggregate of 38,500 warrants in connection with their purchase of promissory notes issued by the Company and (viii) persons who were granted an aggregate of 170,000 shares of common stock and common stock underlying warrants in connection with the settlement of a litigation with the Company. None of the selling stockholders has held any position or office or had any material relationship with the Company or any of its predecessors or affiliates within three years of the date of this Prospectus, except for George Aaron, Jonathan Joels, Elliot Koppel, Shrikant Mehta and Sanjay Mody. Mr. Aaron has been Chairman of the Board, President and CEO of our company since June 1999, and also had served as a director on our board of directors from 1992 until 1996. Mr. Joels has served as a director, CFO, Treasurer and Secretary since June 1999. Mr. Koppel has been Vice President of Sales and Marketing since June 1999. Mr. Mehta and Mr. Mody were appointed to the board of directors in May 2000.


          The following table sets forth, as of June 30, 2000 and upon completion of this offering, information with regard to the beneficial ownership of our common stock by each of the selling stockholders.

          The information included below is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered under this Prospectus will be sold.

                                    SHARES              PERCENT                               AMOUNT            PERCENT
                                 BENEFICIALLY         BENEFICIALLY                         BENEFICIALLY      BENEFICIALLY
                                 OWNED PRIOR          OWNED BEFORE       SHARES TO BE       OWNED AFTER       OWNED AFTER
          NAME(1)                TO OFFERING            OFFERING           OFFERED          OFFERING(2)        OFFERING
          -------                -----------            --------           -------          -----------        --------
Bela Mehta                           153,000  (3)          *                153,000              0                 -
Roger Parsons                        306,000  (4)         1.8%              306,000              0                 -
Shan Mehta                           153,000  (3)          *                153,000              0                 -
Robert J. Wueste                     153,000  (3)          *                153,000              0                 -
Baiju Mehta                          450,000  (5)         2.7%              450,000              0                 -
Prakesh Parikh                        90,000  (6)          *                 90,000              0                 -
Steven J. Lamberg                     90,000  (6)          *                 90,000              0                 -
Jay Harrison                          90,000  (6)          *                 90,000              0                 -
Linden Nelson                        315,000  (7)        1.9%               315,000              0                 -
Helen Kohn                           118,348               *                118,348              0                 -
Ronit Sucoff                         118,349               *                118,349              0                 -
Dr. Roberto Bianchi                   55,000  (8)          *                 55,000              0                 -
Kurt Kilstock                        137,500  (9)          *                137,500              0                 -
Chicago Investments, Inc.             68,750 (10)          *                 68,750              0                 -
Harto Family Partnership,             68,750 (10)          *                 68,750              0                 -
L.P.
Oxis Health Products,                617,898 (11)         3.6%              617,898              0                 -
Inc.
Sandra Kessler                        85,000 (12)          *                 85,000              0                 -
Nicholas Kessler                      85,000 (12)          *                 85,000              0                 -
Shrikant Mehta                     4,100,000 (13)        21.8%            4,100,000              0                 -
Sanjay Mody                          500,000 (14)         3.0%              500,000              0                 -
George Aaron                       3,398,889 (15)        20.4%              283,750          3,115,139           13.9%
Jonathan Joels                     3,283,239 (16)        19.8%              193,750          3,089,489           13.8%
Elliot Koppel                         26,000 (17)          *                 11,000           15,000               *

*    Less than one percent (1%).

(1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2)       Assumes the sale of all shares offered hereby.

(3)       Includes 102,000 shares subject to warrants.

(4)       Includes 204,000 shares subject to warrants.

(5)       Includes 300,000 shares subject to warrants.

(6)       Includes 60,000 shares subject to warrants.

(7)       Includes 210,000 shares subject to warrants.

(8)       Includes 55,000 shares subject to warrants.

(9)       Includes 137,500 shares subject to warrants.

(10)      Includes 68,750 shares subject to warrants.

(11)      Includes 617,898 shares subject to warrants.

(12)      Includes 60,000 shares subject to warrants.

(13) Includes (i) 2,400,000 shares subject to warrants and (ii) 500,000 shares subject to options.

(14)      Includes 500,000 shares subject to options.

(15) Includes (i) 7,050 shares in retirement accounts, (ii) 193,750 shares subject to warrants, (iii) 960,000 shares as trustee for his children
          (iv) 100 shares jointly owned with his wife and (v) 18,500 shares underlying options presently exercisable and excludes 100,000 shares underlying options, which are currently not exercisable.

(16) Includes (i) 960,000 shares as trustee for his children and (ii) 133,750 shares subject to warrants and excludes 100,000 shares underlying options, which are currently not exercisable.

(17)      Includes (i) 11,000 shares subject to warrants.

          Under the terms of the Stock Purchase Agreement for the April Placement, the Company is obligated to file this Registration Statement and to cause it to become effective by September 20, 2000. In the event this Registration Statement is not declared effective by September 20, 2000, the number of warrants granted to the participants in the April Placement shall be increased by two percent (2%), effective as of September 20, 2000 and by an additional two percent (2%) on each 30 day period thereafter, until such time that the number of warrants should equal 112% of the original number of warrants granted to the participants of the April Placement. Under the terms of the April Placement, the Company agreed to keep the Registration Statement effective for a period of nine months.

                              PLAN OF DISTRIBUTION

          The selling stockholders have advised the Company that, prior to the date of this Prospectus, they have not made any agreement or arrangement with any underwriters, brokers or dealers regarding the distribution and resale of the shares. If the Company is notified by a selling stockholder that any material arrangement has been entered into with an underwriter for the sale of the shares, a supplemental prospectus will be filed to disclose such of the following information as the Company believes appropriate: (i) the name of the participating underwriter; (ii) the number of the shares involved; (iii) the price at which these shares are sold, the commissions paid or discounts or concessions allowed to such underwriter; and (iv) other facts material to the transaction.

          The Company expects that the selling stockholders will sell their shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as principals, who may then resell the shares in the over-the-counter market, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent (which compensation may be in excess of customary commissions). The selling stockholders and any broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be underwriters and commissions received by them and any profit on the resale of shares positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act. There can be no assurance that any of the selling stockholders will sell any or all of the shares offered by them hereunder.

          Sales of the shares on the OTC Electronic Bulletin Board or other trading system may be by means of one or more of the following: (i) a block trade in which a broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a dealer as principal and resale by such dealer for its account pursuant to this prospectus; and (iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate.

          The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of such shares at less than market prices may depress the market price of the Company's common stock. Moreover, the selling stockholders are not restricted as to the number of shares which may be sold at any one time.

          Pursuant to the Stock Purchase Agreement for the April Placement and other agreements with the selling stockholders, granting them certain demand and "piggy-back" registration rights, the Company agreed to pay all of the expenses incident to the offer and sale of the shares to the public by the selling stockholders other than commissions and discounts of underwriters, dealers or agents. The Company and the selling stockholders have agreed to indemnify each other and certain persons, including broker-dealers or others, against certain liabilities in connection with the offering of the shares or warrants, including liabilities arising under the Securities Act.

          The Company has advised the selling stockholders that the anti-manipulative rules under the Exchange Act, including Regulation M, may apply to sales in the market of the shares offered hereby and has furnished the selling stockholders with a copy of such rules. The Company has also advised the selling stockholders of the requirement for the delivery of this prospectus in connection with resales of the shares offered hereby.

                                  LEGAL MATTERS

          Thelen Reid & Priest LLP, New York will pass upon the validity of the common stock being offered hereby for the Company.

                                     EXPERTS

          The consolidated financial statements included in the Prospectus constituting part of this Registration Statement have been audited by BDO Seidman LLP, independent certified public accountants to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

          We have filed with the Securities and Exchange Commission (SEC) a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock offered hereby. This Prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock, and us please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this Prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. The registration statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the public reference facilities maintained by the Securities and Exchange Commission at Room 1024 at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at its offices at Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, IL 60661; or Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC, including the Company. Our common stock is quoted on the OTC Electronic Bulletin Board.

                         CAPRIUS, INC. AND SUBSIDIARIES

                                    I N D E X

Independent Auditors' Report                                               F-2

Consolidated Balance Sheets                                                F-3

Consolidated Statements of Operations                                      F-4

Consolidated Statements of Stockholders' Equity                            F-5

Consolidated Statements of Cash Flows                                      F-6

Notes to Consolidated Financial Statements                                 F-7

Unaudited Pro Forma Condensed Consolidated Financial Information          F-20

Unaudited Pro Forma Condensed Consolidated Statement of Operations        F-21

                          INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholders
Caprius, Inc.

          We have audited the accompanying consolidated balance sheets of Caprius, Inc. (formerly Advanced NMR Systems, Inc.) and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Caprius, Inc. and subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has incurred substantial losses in recent years, and at September 30, 1999 has a working capital deficit of approximately $1.2 million. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/BDO Seidman, LLP
-----------------------------
BDO Seidman, LLP
Boston, Massachusetts

December 7, 1999

                         CAPRIUS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                            September 30, 1999          September 30, 1998            March 31, 2000
                                                           --------------------        --------------------          ---------------
                                                                                                                        (unaudited)
ASSETS

CURRENT ASSETS:

     Cash and cash equivalents                                $   116,068                  $  1,791,476               $  1,391,081
     Accounts receivable, net of reserve for bad
     debts                                                        537,510                     2,899,282                    585,721
     of $25,669, $663,314 and $25,669
     Inventories                                                  210,983                       720,858                    303,524
     Other current assets                                          91,723                       584,875                     36,332
                                                              ---------------              ---------------            ------------
         Total current assets                                     956,284                     5,996,491                  2,316,658
                                                              ---------------              ---------------            ------------
PROPERTY AND EQUIPMENT:

     Medical equipment                                            314,320                     2,145,674                    314,320
     Office furniture and equipment                               188,001                       251,199                    200,873
     Other equipment                                                    -                     1,518,874                          -
     Leasehold improvements                                           950                     1,153,576                        950
                                                              ---------------              ---------------            ------------
                                                                  503,271                     5,069,323                    516,143
     Less: accumulated depreciation                               151,348                     1,824,946                    212,690
                                                              ---------------              ---------------            ------------
         Net property and equipment                               351,923                     3,244,377                    303,453
                                                              ---------------              ---------------            ------------

OTHER ASSETS:

     Goodwill, net of accumulated amortization of               1,593,551                     1,053,797                  1,552,331
       $56,631, $2,357,703 and $97,851
     Other intangibles, net of accumulated
       amortization of $18,255, $371,698 and $54,764            1,442,118                     1,240,678                  1,405,609
     Other                                                          9,314                        32,037                     22,645
                                                              ---------------              ---------------            ------------
         Total other assets                                     3,044,983                     2,326,512                  2,980,585
                                                              ---------------              ---------------            ------------

TOTAL ASSETS                                                  $ 4,353,190                  $ 11,567,380               $  5,600,696
                                                              ===============              ===============            ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

     Accounts payable                                         $   342,204                  $    810,990               $    443,463
     Accrued expenses                                             465,941                       964,922                    346,400
     Accrued compensation                                         652,153                       388,748                    795,180
     Other current liabilities                                       -                           53,664                         -
     Current maturities of long-term debt and
       capital lease obligations                                  703,100                       915,608                    546,722
                                                              ---------------              ---------------            ------------
         Total current liabilities                              2,163,398                     3,133,932                  2,131,765
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS,
   NET OF CURRENT MATURITIES:                                     180,623                     1,207,624                    137,655
                                                              ---------------              ---------------            ------------
TOTAL LIABILITIES:                                              2,344,021                     4,341,556                  2,269,420
                                                              ---------------              ---------------            ------------
COMMITMENTS AND CONTINGENCIES:                                       -                             -                            -

STOCKHOLDERS' EQUITY:
     Preferred stock, 4.01 par value
       Authorized - 1,000,000 shares Issued and outstanding -
       Series A, none; Series B, convertible, 27,000 shares
       at September 30, 1999, September 30, 1998 and
       March 31, 2000,                                          2,700,000                     2,700,000                  2,700,000
       Liquidation preference $2,700,000
     Common stock, $.01 par value
       Authorized - 50,000,000 shares Issued - 13,548,017
       shares at September
       30, 1999, 7,369,040 shares at September 30, 1998
       and                                                        135,480                        73,690                    151,260
       15,126,017 shares at March 31, 2000
     Additional paid-in capital                                64,778,855                    63,561,672                 66,387,130
     Accumulated deficit                                      (65,602,916)                  (59,107,288)               (65,904,864)
     Treasury stock (22,500 common shares, at cost)                (2,250)                       (2,250)                    (2,250)
                                                              ---------------              ---------------            -------------
     Total stockholders' equity                                 2,009,169                     7,225,824                  3,331,276
                                                              ---------------              ---------------            ------------
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY               $ 4,353,190                  $ 11,567,380               $  5,600,696
                                                              ===============              ===============            ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                         CAPRIUS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    For the Year Ended            For the Six Months Ended
                                                      September 30,                      March 31,
                                                   1999            1998            2000             1999
                                              --------------  -------------    -----------      -----------
                                                                               (unaudited)      (unaudited)
Revenues:
    Net patient service revenues              $   2,882,818   $   3,764,189    $   810,780      $ 2,073,291
    Net product sales                               391,373               -        930,998                -
                                              --------------- --------------   ------------     ------------
       Total revenues                              3,274,191      3,764,189      1,741,778        2,073,291
                                              --------------- --------------   ------------     ------------
Operating Expenses:
    Cost of operations                             2,079,613      3,616,331        820,142        1,858,601
    Selling, general and administrative            4,482,038      5,166,042      1,167,776        2,011,987
    Research and development                         496,480      2,950,578              -          496,480
    Purchased research and development                     -      7,097,566              -                -
    Provision for bad debts and collection
    costs                                            149,297        340,426          1,438          114,534
    Loss on sale of imaging business                  12,670        265,791              -           12,670
    Loss on sale of rehabilitation business        1,461,121              -              -        1,427,487
    Loss on sale of Aurora Technology              2,096,057              -              -                -
    Write down of intangibles                              -      1,900,000              -                -
                                              --------------- --------------   ------------     ------------
       Total operating expenses                   10,772,276     21,336,734      1,989,356        5,921,759
                                              --------------- --------------   ------------     ------------
       Operating loss from continuing
       operations                                 (7,503,085)   (17,572,545)      (247,578)      (3,848,468)

Interest income                                       33,939        328,235          7,486           25,842
Interest expense                                    (135,482)      (219,338)       (61,856)        (119,376)
Other income                                           9,000          3,050              -            9,000
                                              --------------- --------------   ------------     ------------
    Loss from continuing operations before
    equity in net loss of unconsolidated
    subsidiary                                    (7,595,628)   (17,460,598)      (301,948)      (3,933,002)

Equity in net loss of unconsolidated
subsidiary                                                 -        (67,358)             -                -
                                              --------------- --------------   ------------     ------------
    Loss from continuing operations before
    provision for income taxes                    (7,595,628)   (17,527,956)      (301,948)      (3,933,002)

Provision for income taxes                                -         (98,177)             -                -
                                              --------------- --------------   ------------     ------------
    Loss from continuing operations               (7,595,628)   (17,626,133)      (301,948)      (3,933,002)

Income on disposal of discontinued operation       1,100,000        107,430              -        1,100,000
                                              --------------- --------------   ------------     ------------
    Net loss                                  $   (6,495,628)  $(17,518,703)   $  (301,948)     $(2,833,002)
                                              =============== ==============   ============     ============

Income (loss) per basic and diluted common share:

    Loss from continuing operations           $       (0.85)   $     (2.51)    $     (0.02)     $     (0.53)
    Income on disposal of discontinued
    operation                                          0.12           0.02              -              0.15
                                              --------------- --------------   ------------     ------------
    Net loss per share                        $       (0.73)   $     (2.49)    $     (0.02)     $     (0.38)
                                              =============== ==============   ============     ============
Weighted average number of common shares
    outstanding, basic and diluted                 8,971,411      7,025,802     13,572,271        7,346,540
                                              =============== ==============   ============     ============

        The accompanying notes are an integral part of these consolidated financial statements.

                         CAPRIUS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                         Preferred Stock         Common Stock                                       Treasury Stock
                                      -------------------   ---------------------                                 ------------------
                                     Number of               Number of               Additional     Accumulated   Number of
                                       Shares     Amount      Shares      Amount   Paid-in Capital     Deficit      Shares   Amount
                                      -------- ---------- ------------ ---------- ---------------- -------------- --------- --------
BALANCE, SEPTEMBER 30, 1997            27,000  $2,700,000   4,374,763     $43,748  $56,170,271      $(41,588,585)   22,500  $(2,250)
Issuance of common stock related to
AMS merger                                  -           -   2,956,741      29,567    7,362,287                 -         -        -
Conversion of note payable                  -           -      27,429         274       20,725                 -         -        -
Exercise of stock options                   -           -      10,107         101        8,389                 -         -        -
Net loss                                    -           -           -           -            -       (17,518,703)        -        -
                                      -------- ---------- ------------ ---------- ---------------- -------------- --------- --------
BALANCE, SEPTEMBER 30, 1998            27,000   2,700,000   7,369,040      73,690   63,561,672       (59,107,288)   22,500   (2,250)

Issuance of common stock related to
Opus merger                                 -           -   6,178,977      61,790    1,217,183                 -         -        -
Net loss                                    -           -           -           -            -        (6,495,628)        -        -
                                      -------- ---------- ------------ ---------- ---------------- -------------- --------- --------
BALANCE, SEPTEMBER 30, 1999            27,000   2,700,000  13,548,017     135,480   64,778,855       (65,602,916)   22,500   (2,250)

Issuance of common stock and warrants
for proceeds from private placement
(unaudited)                                 -           -   1,353,000      13,530    1,339,470                 -         -        -
Issuance of common stock in
satisfaction of accrued liabilities
(unaudited)                                 -           -     225,000       2,250       41,805                 -         -        -
Fair value of warrants issued in
connection with bridge financing
(unaudited)                                 -           -           -           -      227,000                 -         -        -
Net loss for the six months ended
March 31, 2000 (unaudited)                  -           -           -           -            -          (301,948)        -        -
                                      -------- ---------- ------------ ---------- ---------------- -------------- --------- --------

BALANCE MARCH 31, 2000 (UNAUDITED)     27,000  $2,700,000  15,126,017    $151,260  $66,387,130      $(65,904,864)   22,500  $(2,250)
                                      ======== ========== ============ ========== ================ ============== ========= ========

        The accompanying notes are an integral part of these consolidated financial statements.

                         CAPRIUS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    For the Year Ended            For the Six Months Ended
                                                      September 30,                      March 31,
                                                   1999            1998            2000             1999
                                             --------------- --------------- ---------------- --------------
                                                                                (unaudited)      (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net loss                                  $  (6,495,628)  $ (17,518,703)   $  (301,948)     $ 2,833,002
    Adjustments to reconcile net loss to
      net cash used in operating activities
       Depreciation and amortization                787,389       2,352,068        139,070          678,401
      Equity in net loss of unconsolidated
      subsidiary                                          -          67,358              -                -
       Gain on disposal of discontinued
        operations                                (1,100,000)             -              -       (1,100,000)
       Loss on sale of Aurora Technology           2,096,057              -              -                -
       Loss on sale of rehabilitation
        business                                   1,461,121              -              -        1,427,487
       Gain on sale of imaging business              (12,670)             -              -          (12,670)
       Purchased research and development                  -      7,097,566              -                -
       Changes in operating assets and
        liabilities:
         Accounts receivable, net                   (204,907)      (207,425)         1,789          113,272
         Inventories                                (213,763)        87,976        (92,541)            (536)
         Other current assets                        147,617       (293,435)         5,391           25,903
         Other assets                                      -              -        (13,331)               -
         Accounts payable and accrued
          expenses                                   252,856         36,156        168,802         (275,348)
                                             --------------- --------------- ---------------- --------------
           Net cash used in operating
            activities                            (3,281,928)    (8,378,439)       (92,768)      (1,976,493)
                                             --------------- --------------- ---------------- --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sale of rehabilitation
     business                                        762,804              -              -          266,438
    Proceeds from sale of equipment                   13,693              -              -                -
    Proceeds from sale of imaging business            12,670              -              -           12,670
    Proceeds from disposal of discontinued
     operations                                    1,100,000              -              -        1,100,000
    Proceeds from sale of Aurora Technology          952,367              -              -                -
    Cash used in Opus merger                        (522,940)             -              -                -
    Cash used in AMS merger                                -       (128,406)             -                -
    Advances to unconsolidated subsidiaries               -        (479,673)             -                -
    Purchase of equipment, furniture and
      leasehold improvements                        (12,803)     (1,981,001)       (12,873)        (164,600)
                                             --------------- --------------- ---------------- --------------
           Net cash provided by (used in)
               investing activities               2,305,791      (2,589,080)       (12,873)       1,214,508
                                             --------------- --------------- ---------------- --------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Exercise of stock options                                 -           8,490              -                -
Proceeds from stock issuance                              -               -      1,353,000                -
Proceeds from issuance of debt                      140,216       2,105,921        670,000          297,484
Repayment of debt and capital lease
    obligations                                    (839,487)       (853,151)      (642,346)        (733,325)
                                             --------------- --------------- ---------------- --------------
           Net cash provided by (used in)
               financing activities                (699,271)      1,261,260      1,380,654         (435,841)
                                             --------------- --------------- ---------------- --------------
NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS                                  (1,675,408)     (9,706,259)     1,275,013       (1,197,826)
CASH AND CASH EQUIVALENTS, BEGINNING OF
PERIOD                                            1,791,476      11,497,735        116,068        1,791,476
                                             --------------- --------------- ---------------- --------------
CASH AND CASH EQUIVALENTS, END OF PERIOD            $116,068     $1,791,476     $1,391,081         $593,650
                                             =============== =============== ================ ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
    INFORMATION:

    Cash paid for interest during the period  $       38,112   $    203,876    $    61,856      $    12,727
                                             =============== =============== ================ ==============
    Common stock issued in Opus merger        $    1,278,973   $          -    $         -      $         -
                                             =============== =============== ================ ==============
    Additions to capital leases               $      215,676   $          -    $         -      $         -
                                             =============== =============== ================ ==============
    Common stock issued in exchange for
      accrued liabilities                     $            -   $          -    $    44,055      $         -
                                             =============== =============== ================ ==============
    Common stock issued in AMS merger         $            -   $  7,391,854    $          -     $         -
                                             =============== =============== ================ ==============

        The accompanying notes are an integral part of these consolidated financial statements.

(NOTE A) - Business and Basis of Presentation
---------------------------------------------

          Caprius, Inc. ("Caprius" or the "Company") was founded in 1983 and through June 1999 essentially operated in the business of medical imaging systems as well as healthcare imaging and rehabilitation services. On June 28, 1999, the Company acquired Opus Diagnostics Inc. ("Opus") and began manufacturing and selling medical diagnostic assays. The Company continues to own and operate a comprehensive imaging center located in Lauderhill, Florida.

          Upon the merger (the "Opus Merger") between Opus and Caprius' newly-formed wholly-owned subsidiary Caprius Merger Sub Inc., the Opus stockholders received an aggregate of 6,178,977 shares of Caprius Common Stock, par value $.01 per share, which constituted approximately 45.6% of the outstanding shares after the Merger.

          The Opus Merger was consummated coincident with the closing of an Asset Purchase Agreement (the "Oxis Purchase Agreement") between Opus and Oxis Health Products Inc., a Delaware corporation ("Oxis"). The purchase price consisted of $500,000 in cash, a secured promissory note (the "Oxis Note") in the principal amount of $586,389 (as adjusted) payable on November 30, 1999, and a warrant granting Oxis the right to acquire up to 10% equity interest in Opus (on a pre-Merger basis) (the "Warrant"), exercisable after six months for a period of five years. This note is secured by substantially all assets of Opus. Upon the Opus Merger, the Warrant became exercisable for 617,898 shares of Caprius Common Stock at an exercise price equal to 80% of the average bid and asked prices for the Common Stock for the five trading days immediately preceding December 28, 1999. As of December 8, 1999, the principal sum due under the Oxis Note was paid in full and under an Amended and Restated Warrant, a warrant for 617,898 shares of Caprius Common Stock was issued, exercisable at $.0875 per share in replacement of the Warrant.

          George Aaron and Jonathan Joels formed Opus in 1999 for the purpose of effecting the Opus Merger and the Oxis Purchase Agreement.

          Opus produces and sells 14 diagnostic assays, calibrators and controls for therapeutic drug monitoring which are used on the Abbott TDx(R) and TDxFLx(R) instruments. Pursuant to the Oxis Purchase Agreement, Opus acquired the assets relating to the Oxis reagent patent and trademark and distribution network for the therapeutic drug monitoring assay business (the "TDM Business"). Additionally, pursuant to a Services Agreement, Oxis is manufacturing the products of the TDM Business of Opus through September 30, 2000.

          On April 27, 1999, pursuant to an Asset Purchase Agreement among Caprius, Caprius Systems, Inc., a wholly owned subsidiary of Caprius ("Systems" and, together with Caprius, the "Sellers") and Pacific Republic Capital Corp. ("Pacific" the Buyer), the Sellers consummated the sale of their Aurora breast scanner technology ("Aurora Technology") and related assets to Pacific for $854,490 in cash and the assumption by Pacific of certain obligations associated with the transferred assets. The assets and obligations transferred included all the shares of Caprius' wholly owned subsidiary, Caprius Imaging Corp., various patents relating to the Aurora technology and assets of Systems, including hospital equipment contracts and equipment leases. Caprius was relieved of an equipment debt that exceeded $1.1 million.

          In March 1999, the Company transferred its interest in its rehabilitation center to an unrelated limited liability company in exchange for $900,000, of which $850,000 was paid as of September 30, 1999. In addition, the acquiring group assumed certain liabilities totaling approximately $400,000. The cash received of $900,000 was used in part to pay a balance of approximately $372,000 to the former owner of the center, which was the remaining amount due from the Company's acquisition of its interest in the center.

          In July 1998, the Company acquired The Strax Institute ("Strax"), a comprehensive breast imaging center, located in Lauderhill, Florida. Strax is a multi-modality breast care center that treats approximately 15,000 patients per year offering x-ray mammography, ultrasound, stereotactic biopsy and bone densitometry.

          In August 1997, the Company and General Electric Company ("GE") entered into a Purchase Agreement (the "GE Purchase Agreement") whereby GE purchased all inventory, equipment and other assets, and assumed liabilities relating to the Company's high field MRI systems and InstaScan business, in exchange for $2,432,580 in cash and the purchase by GE of $2.7 million stated value of a newly issued class of Series B Convertible Redeemable Preferred Stock. The Company and GE entered into a Settlement and Release Agreement terminating and releasing their prior obligations to each other.

          Effective November 10, 1997, the Company completed a merger (the "AMS Merger") with Advanced Mammography Systems, Inc. ("AMS"), whereby AMS merged into AMS Merger Corp., a wholly owned subsidiary of the Company, and became a wholly owned subsidiary. Upon the AMS Merger, the Company changed its name to Caprius, Inc. AMS was originally formed on July 2, 1992 as a wholly owned subsidiary of Caprius to develop a dedicated breast MRI system and at the time of the AMS Merger, the Company owned approximately 14% of the outstanding AMS stock.

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. However, the Company has incurred substantial losses in recent years which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company had available cash and cash equivalents of $116,068 and $1,391,081 at September 30, 1999 and March 31, 2000, respectively. The Company intends to utilize the funds for working capital purposes to continue developing the business of Opus by adding new distributors in territories currently not covered by existing distributors and for the development of new diagnostic kits. The Company also intends to pursue efforts to identify additional funds through various funding options including bridge loans, banking facilities and equity offerings. The ability to secure commercial or other borrowings could be more difficult due to the Company's delisting from NASDAQ. There can be no assurance that such funding initiatives will be successful and any equity placement could result in substantial dilution to current stockholders.

(NOTE B) - Summary of Significant Accounting Policies
-----------------------------------------------------

          [1] Principles of consolidation

          The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

          [2] Revenue recognition

          The breast imaging and rehabilitation services businesses recognize revenue as services are provided to patients. Reimbursements for services provided to patients covered by Blue Cross/Blue Shield, Medicare, Medicaid, HMO's and other contracted insurance programs are generally less than rates charged by the Company. Differences between gross charges and estimated third-party payments are recorded as contractual allowances in determining net patient service revenue during the period that the services are provided.

          Revenue from the sale of a comprehensive line of assays for therapeutic drug monitoring is recognized when the products are shipped to the customer.

          [3] Cash equivalents

          The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

          [4] Inventories

          Inventories are accounted for at the lower of cost or market using the first-in, first-out ("FIFO") method.

          [5] Equipment, furniture and leasehold improvements

          Equipment, furniture and leasehold improvements are recorded at cost. Depreciation and amortization are computed by the straight-line method over the estimated lives of the applicable assets, or term of the lease, if applicable. Assets are written off when they become fully depreciated.

          Equipment under capital lease is stated at the lower of the fair market value or the net present value of the minimum lease payments at the inception of the lease. Capitalized lease equipment is amortized over the shorter of the term of the lease or the estimated useful life.

          Asset Classification                              Useful Lives
          --------------------                              ------------

          Medical and other equipment                       5-8 years
          Office furniture and equipment                    3-5 years
          Other equipment                                   5 years
          Leasehold improvements                            Term of lease

          [6] Goodwill and other intangibles

          At September 30, 1999, goodwill is related to the Opus Diagnostics business and to The Strax Institute. At September 30, 1998, goodwill is related to the company's rehabilitation services business and its breast care center. Goodwill and other intangibles are amortized over their estimated useful lives. The Company periodically reviews the carrying amount of goodwill and other intangibles to determine whether an impairment has been incurred based on undiscounted future cash flows. Other intangibles include trademarks, technical know how and distributor agreements. Goodwill and other intangibles are being amortized over twenty years.

          [7] Net loss per share

          Net loss per share is computed in accordance with Statement of Financial Standards No. 128, "Earning Per Share" ("SFAS No. 128"). SFAS No. 128 requires the presentation of both basic and diluted earnings per share.

          Basic net loss per common share was computed using the weighted average common shares outstanding during the period. Outstanding warrants and options had an anti-dilutive effect and were therefore excluded from the computation of diluted net loss per common share.

          [8] Income taxes

          The Company utilizes the liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes". Under this method, deferred tax liabilities and assets are recognized for the expected tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities.

          [9] Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          [10] Recent pronouncements

          Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." ("SFAS No. 130") established standards for reporting and display of comprehensive income, its components, and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

          The new standard was effective for financial statements for periods beginning after December 15, 1997 and required comparative information for earlier years to be restated. The adoption of this standard had no effect on the Company's financial condition or results of operations.

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 and 137. (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities" and (SFAS No. 137) "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 133 and SFAS No. 137 require companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedge risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. These statements are effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company has no derivatives and does not expect the pronouncement to materially effect future financial statements and disclosures.

          [11] Unaudited Information

          The financial statements include the unaudited consolidated balance sheet as of March 31, 2000 and the related consolidated statements of operations, changes in stockholders equity and cash flows for the six months ended March 31, 2000 and 1999. This unaudited information has been prepared by the Company on the same basis as the audited financial statements and, in management's opinion, reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

          [12] Industry Segments

          The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas, and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance (see Note L).

          [13] Concentration of Credit Risk and Significant Customers

          Statement of Financial Accounting Standards No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," requires disclosure of any significant off-balance-sheet and credit risk concentrations. Although collateral is not required, the Company periodically reviews its accounts receivable and provides estimated reserves for potential credit losses.

(NOTE C) - Acquisitions (See also Note K)
-----------------------------------------

          On July 1, 1998, the Company acquired substantially all of the assets and business of the Gertrude and Philip Strax Breast Diagnostic Institute in Lauderhill, Florida, a comprehensive breast imaging center. As consideration for the acquisition, the Company paid $600,000 in cash. The acquisition was accounted for under the purchase method of accounting and the cost in excess of net assets of approximately $450,000 is being amortized over 20 years.

          Effective June 28, 1999, the Company merged with Opus Diagnostics Inc. coincident with the closing of the asset purchase agreement between Opus and Oxis Health Products, Inc. As consideration related to the purchase, the Company paid $500,000 in cash, issued a secured promissory note in the amount of $586,389 and a warrant for up to 10% equity interest in Opus. The Company issued 6,178,977 shares of the Company's common stock to the shareholders of Opus Diagnostics Inc., related to the merger of the companies. The asset purchase agreement was accounted for under the purchase method of accounting. Costs in excess of net assets of approximately $930,000 are being amortized over 20 years. Other intangibles in the sum of $1,442,118 and $1,405,609, which include assets relating to the Oxis reagent patent and trademark and distribution network for the TDM business, are included in the Balance Sheet as of September 30, 1999 and March 31, 2000, respectively.

          The consolidated statements of operations and cash flow for the year ended September 30, 1999 includes the results of operations and cash flows of Strax for the entire year and Opus for the period June 29, 1999 to September 30, 1999.

          The consolidated statements of operations and cash flow for the year ended September 30, 1998 includes the results of operations and cash flows of Strax for the period July 2, 1998 to September 30, 1998.

(NOTE D) - Inventory
--------------------

          At September 30, 1999, inventory represents completed medical diagnostic assays. At September 30, 1998 inventory represented materials used to manufacture the Aurora system.

(NOTE E) - Long-term Debt and Capital Lease Obligations
-------------------------------------------------------

          Long-term debt and capital lease obligations at September 30, 1999 and 1998 consisted of the following:

                                                                   SEPTEMBER 30,      SEPTEMBER 30,      MARCH 31,
                                                                       1999               1998              2000
                                                                       ----               ----              ----
Notes payable to major supplier of medical diagnostic assays.
Principal repayment due November 30, 1999.                       $    588,460       $           -      $         -

Notes payable to various leasing companies, secured by the
respective medical equipment, interest rates ranging from
10.0% - 12.7%, Monthly payments of principal and interest
ranging from $1,107 to $3,621, maturities ranging from
November  2000 to July 2004.                                          295,263           1,542,046          241,378

Note payable to former minority owner of rehabilitation
business, interest at 12%, quarterly principal payments of
$137,500 plus interest through October 1998 with a balloon
payment of $200,000, collateralized by certain assets of the
rehabilitation business.                                                    -             337,500                -

Note payable to a hospital for leasehold improvements,
interest at 11%.  Monthly payments of principal and interest
of $4,685 payable through August 2005.                                      -             243,686                -

Bridge financing notes payable, interest at 11%.  These notes
were repaid in full in April 2000.                                          -                   -          442,999
                                                                 ------------       -------------      -----------
Total long-term debt and capital lease obligations                    883,723           2,123,232          684,377

Less:  current maturities                                             703,100             915,608          546,722
                                                                 ------------       -------------      -----------
                                                                 $    180,623       $   1,207,624      $   137,655
                                                                 ============       =============      ===========

     Future minimum debt payments for the next five years are as follows:

                              Fiscal Year
                              2000                $703,100
                              2001                 106,844
                              2002                  51,893
                              2003                  11,944
                              2004                   9,942
                                                  --------
                                                  $883,723

(NOTE F) - Income Taxes
-----------------------

          At September 30, 1999, the Company had a deferred tax asset totaling approximately $17,680,000 due to net operating loss carryovers. A valuation allowance has been established for the full amount of this asset due to uncertainty as to the realization of the benefit.

          At September 30, 1999 and September 30, 1998, the Company had available net operating loss carryforwards for tax purposes, expiring through 2015 of approximately $52,000,000 and $30,000,000 respectively. The Internal Revenue Code contains provisions which may limit the net operating loss carry forward available for use in any given year if significant changes in ownership interest of the Company occur.

          The following table reconciles the tax provision per the accompanying statements of operations with the expected provision obtained by applying statutory tax rates to the loss from continuing operations:

                                                       Year Ended September 30,
                                                        1999            1998
                                                        ----            ----
     Loss from continuing operations:               $(7,595,628)  $ (17,527,956)
     Income on disposal of discontinued operations    1,100,000         107,430
     Loss attributable to AMS
       prior to merger                                     -             67,358
     Loss attributable to Aurora
       Systems prior to sale                              9,918            -
                                                    ------------  --------------
                                                    $(6,485,710)  $ (17,353,168)
                                                    ============  ==============
     Expected tax (benefit) at 34%                  $(2,586,000)  $  (5,900,077)

     Adjustment due to
       increase in valuation reserve                  2,586,000       3,600,000

     Non-deductible purchased                              -          2,300,077
       R&D Costs

     Other                                                 -            (98,177)
                                                    ------------  --------------
     Tax benefit (expense) per
       financial statements                         $      -      $     (98,177)
                                                    ============  ==============

(NOTE G) - Commitments and Contingencies
----------------------------------------

          [1] Operating leases

          The Company leases facilities and equipment under non-cancelable operating leases expiring at various dates through fiscal 2005. Facility leases require the Company to pay certain insurance, maintenance and real estate taxes. Rental expenses totaled approximately $197,412 and $528,000 for the years ended September 30, 1999 and 1998. Rent expense for the six months ended March 31, 2000 and 1999 was $84,323 and $116,821, respectively.

          Future basic rental commitments under operating leases are as follows.


                         Fiscal Year         Amount
                    --------------------------------------
                            2000             161,798
                            2001             201,172
                            2002             203,701
                            2003             207,412
                            2004             211,235
                         Thereafter          172,565
                                         -------------
                           Total         $ 1,157,883
                                         =============

          [2] Legal proceedings

          On January 7, 1998, the Company and Jack Nelson, the Company's former Chairman and Chief Executive Officer were served with a complaint in connection with a purported class action brought against them by Dorothy L. Lumsden in the United States District Court of the District of Massachusetts. The complaint contains claims for alleged violations of Sections 10(b) and 20(a) under the Securities Exchange Act and for common law fraud. Ms. Lumsden purported to bring her action "on behalf of herself and all other persons who purchased or otherwise acquired the common stock of the Company during the period August 10, 1994 through and including December 12, 1997". On February 2, 1998, the Company and Mr. Nelson were served with a second class action complaint naming them as defendants in connection with another action brought in the United States District Court for the District of Massachusetts. This action was brought by Robert Curry and the complaint alleged the same purported class and contained similar allegations and claims as the class action complaint discussed above. On April 24, 1998, the District Court consolidated the two class actions claims into one for pre-trial purposes. On January 7, 1999, the Company announced that it had reached a preliminary settlement in the shareholder class action in Federal Court in Boston. Under the terms of the settlement, Caprius made a cash payment of $150,000 and agreed to issue 325,000 shares of common stock to Plaintiffs. Caprius' insurance carrier contributed $100,000 of the cash payment. In addition, the settlement also stipulated that in the event Caprius sold all or part of its business within 12 months an additional payment of $75,000 and issuance of 100,000 additional shares would be made by Caprius to plaintiffs. Consequently, on April 27, 1999, the additional payment was made and the additional shares will be issued. For the year ended September 30, 1999, the Company reported $207,323 as total settlement costs, which included $82,323 for the market value of the shares to be issued.

          On October 19, 1998, the Company filed a complaint against Eric T. Shebar, M.D. ("Shebar"), the former Chief Operating Officer and Medical Director for the Company's motor vehicle accident rehabilitation ("MVA") business, and MVA Center for Rehabilitation, Inc. ("MVA, Inc.") whereby the Company alleges breach of contract and certain misrepresentations and sought damages in an amount to be determined at trial. The Company filed a preliminary injunction to reach and apply a secured promissory note to MVA, Inc. against damages sought from Shebar and to enjoin against any remedies upon default of the Note. The ruling on the injunction was denied. Consequently, the final Note payment of $347,000 was paid as part of the sale of the MVA. The new Caprius management negotiated a settlement agreement between the Company and Eric T. Shebar, M.D. that was entered into on December 27, 1999, wherein the Company agreed to pay $60,000 immediately and a further $20,000 over the next two years. Upon the initial payment, the Company was released from all claims and actions relating to this matter.


          In Nicholas Kessler by and through his Guardian ad Litem, Saundra J. Kessler and Saundra J. Kessler Plaintiffs vs. Caprius, Inc. formerly known as Advanced Mammography Systems, Inc., Jack Nelson, an individual, Defendants, Case No. SA CV 99-193 DOC (EE)(U.S.D.C. Central District of California), the Plaintiffs, a mother and her minor son, presented eight claims for relief, including claims for violation of the Securities Act of 1933, violation for certain rules governing the sale of securities, for fraud, for negligent misrepresentation, for negligence, for rescission on behalf of both Plaintiffs and for breach of written contract. In March 1999, upon motion by the Defendants, the Court dismissed with prejudice the claims for violation of the Securities Act of 1933, violation for certain rules governing the sale of securities, for fraud, for negligent misrepresentation. The Plaintiffs then voluntarily dismissed their claims for rescission, leaving only the claims for negligence on behalf of the son and for breach of written contract on behalf of both Plaintiffs pending. In April 2000, the Defendants answered the Complaint, denying the remaining allegations, and brought claims against Saundra Kessler and her former husband, Paul Kessler for fraud, negligent misrepresentation, breach of written contract and for indemnity. Ms. Kessler answered the claims brought by the Defendants, by denying them. On August 8, 2000, the Plantiffs and Defendants orally agreed to enter into a settlement agreement whereby each party granted the other a full release with respect to all present and future claims related to this matter. Upon court approval of the settlement agreement, the Company will issue 25,000 shares of its common stock and grant warrants exercisable for three years at $.25 per share to purchase 60,000 shares of its common stock to each of Sandra Kessler and Nicholas Kessler (through his Guardian ad Litem).


(NOTE H) - Capital Transactions
-------------------------------

          [1] Preferred Stock - Class B
              -------------------------

          On August 18, 1997, the Company entered into various agreements with General Electric Company ("GE") including an agreement whereby GE purchased 27,000 shares of newly issued Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") for $2,700,000.

          The Series B Preferred Stock consists of 27,000 shares, ranks senior to any other shares of preferred stock which may be created and the Common Stock. It has a liquidation value of $100.00 per share, plus accrued and unpaid dividends, is non-voting except if the Company proposes an amendment to its Certificate of Incorporation which would adversely affect the rights of the holders of the Series B Preferred Stock, and is initially convertible into 1,597,930 shares of Common Stock, subject to customary anti-dilution provisions, commencing on August 18, 1998, or earlier upon a change of control as defined. No fixed dividends are payable on the Series B Preferred Stock, except that if a dividend is paid on the Common Stock, dividends are paid on the shares of Series B Preferred Stock as if they were converted into shares of Common Stock.

          [2] Warrants
              --------

          At September 30, 1998, in connection with various transactions including the acquisition of Strax and the AMS Merger, the Company had outstanding warrants to purchase 996,987 shares of the Company's common stock at exercise prices ranging from $4.20 to $106.30 per share and have a weighted average exercise price of $16.83. The warrants expire at various dates from January 31, 2000 to May 31, 2001.

          At September 30, 1999, in connection with the Opus Diagnostics Inc. merger, the Company issued a warrant to purchase 617,898 shares of the company's common stock at an exercise price of $.0875. The warrant expires on June 28, 2004.

          [3] Equity Private Placement
              ------------------------

          In March and April 2000, the Company completed an equity private placement of $1,950,000 through the sale of 650,000 units at $3.00 per unit. Each unit was comprised of three shares of Common Stock, four Series A Warrants exercisable at $0.50 per share and are callable by the Company if the Common

Stock of the Company trades above $3.00 for 15 consecutive days, two Series B Warrants exercisable at $0.75 per share and are callable by the Company if the Common Stock trades above $5.00 for 15 consecutive days. All of the warrants are exercisable for a period of five years.

          [4] Stock options
              -------------

          The Company has an Incentive and Nonqualified Stock Option Plan which provides for the granting of options to purchase not more than 100,000 shares of common stock. Exercise prices for any incentive options are at prices not less than the fair market value at the date of grant, while exercise prices for nonqualified options may be at any price in excess of $.01. When fair market value at the date of issuance is in excess of the option exercise price, the excess is recorded as compensation expense. The total number of shares authorized for grant under this plan were reached during 1993 and no additional options can be granted. During fiscal 1997 and 1998 certain options were canceled and replaced with options exercisable at the then fair market value.

          Stock option transactions under the above plan for the past two fiscal periods are as follows:

                                                               Weighted Average
                                   Number of   Option Price     Exercise Price
                                    Shares       Per Share        Per Share
                                    ------       ---------        ---------

Balance, September 30, 1997         4,500     $5.00 - $31.30       $16.69
Repriced Options:
  Original                         (2,000)        31.30             31.30
   Repriced                         2,000          0.84              0.84
Cancelled in 1998                  (2,500)         5.00              5.00
                                   -------         ----              ----
Balance, September 30, 1998         2,000          0.84              0.84
Cancelled in 1999                  (2,000)         0.84              0.84
                                   -------         ----              ----
Balance, September 30, 1999 and
  March 31, 2000                      0              -                -
                                      =              =                =

          During 1993, the Company adopted a new employee stock option plan and a stock option plan for non-employee directors. The employee stock option plan provides for the granting of options to purchase not more than 1,000,000 shares of common stock. The options issued under the plan may be incentive or nonqualified options. The exercise price for any incentive options cannot be less than the fair market value of the stock on the date of the grant, while the exercise price for nonqualified options will be determined by the option committee. The Directors' stock option plan provides for the granting of options to purchase not more than 200,000 shares of common stock. The exercise price for shares granted under the Directors' plan cannot be less than the fair market value of the stock on the date of the grant. Both plans expire May 25, 2003.

          During 1998 certain options were cancelled and replaced with options exercisable at the then fair market value. Stock option transactions under the 1993 plans are as follows:

                                                              Weighted Average
                                  Number of      Option Price   Exercise Price
                                    Shares        Per Share       Per Share
                                  ---------      ------------ -----------------

Balance, September 30, 1997        181,767      $2.80 - $52.50       $4.69
Granted in 1998                    576,510      $0.84 - $1.46         1.25
Granted pursuant to AMS Merger     454,000      $0.84 - $20.00        3.76
Exercised in 1998                 ( 10,107)     $0.84                 0.84
Repriced Options:
   Original                       (182,141)     $5.00 - $8.00         1.26
   Repriced                        182,141      $0.84                 0.84

Cancelled in 1998                 (292,849)     $0.84- $42.50         6.22
                                  ---------     -------------         ----

                                                              Weighted Average
                                  Number of      Option Price   Exercise Price
                                    Shares        Per Share       Per Share
                                  ---------      ------------ -----------------

Balance, September 30, 1998        909,321      $0.84- $33.80         2.62

Cancelled in 1999                 (762,685)     $0.84- $25.60         2.48
                                  ---------     -------------         ----

Balance, September 30, 1999        146,636      $0.84- $25.60         4.40

Granted in 2000                    640,000      $0.15- $0.19          0.15
Cancelled in 2000                  (41,136)     $0.84- $25.60         9.87
                                   --------     -------------         ----

Balance, March 31, 2000            745,500      $0.15- $25.60        $0.53
                                   =======      =============        =====

          Stock option transactions not covered under the option plans in the fiscal years 1999, 1998 and the six months ended March 31, 2000 are as follows:

                                                              Weighted Average
                               Number of    Option Price        Exercise Price
                                 Shares      Per Share           Per Share
                               ---------    ------------      ----------------

Balance, September 30, 1997      81,032       $7.90 - $20.10     $  8.45
Repriced Options:
   Original                      (6,000)      $5.00                 5.00
   Repriced                       6,000       $0.84                 0.84
Cancelled in 1998                (4,000)      $14.10               14.10
                                 -------      ------               -----

Balance, September 30, 1998
  and 1999                       77,032       $0.84 - $20.10        7.83

Granted in 2000                  50,000       $0.10 - $1.00         0.84
Cancelled in 2000               (31,000)      $0.84 - $5.00         4.20
                                --------      -------------         ----

Balance, March 31, 2000          96,032       $0.10 - $20.10       $1.23
                               =========      ==============       =====


                                Exercise          Range
                               Number of       of Price Per    Weighted Average
Options exercisable at           Shares           Share        Price Per Share
----------------------------- ------------ ----------------- -------------------

September 30, 1998              650,424       $0.84 - $33.80       $3.88

September 30, 1999              226,827       $0.10 - $25.60       $5.35

March 31, 2000                  179,866       $0.10 - $25.60       $4.15


          As of September 30, 1998, September 30, 1999 and March 31, 2000, the Company had 290,679, 1,055,364 and 1,102,325 plan and non-plan shares, respectively, available for future grants.

          The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting or Stock-Based Compensation", but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. There was no compensation expense recognized in fiscal 1999, 1998 or for the six months ended March 31, 2000. If the Company had elected to recognize compensation cost for the plans based on the fair value at the grant date for awards under the plans, consistent with the method prescribed by SFAS No. 123, net loss per share would have been changed to the pro forma amounts indicated below:

                        Year Ended September 30,     Six Months Ended March 31,
                        1999            1998         2000        1999
                        ----            ----         ----        ----
Net loss:
    As reported         $(6,495,628)  $(17,518,703)  $(301,948)  $(2,833,002)
    Pro forma           $(6,495,945)  $(17,600,935)  $(308,565)  $(2,833,161)
Net loss per share:
    As reported               $(.73)        $(2.49)      $(.02)        $(.38)
    Pro forma                 $(.73)        $(2.51)      $(.02)        $(.38)

          The fair value of the Company's stock options used to compute pro forma net loss and net loss per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for 1999 and 1998: dividend yield of 0%; expected volatility of 0.50; risk free interest rates of 5.59%-7.78%; and an expected holding period of 10 years.

          The Company did not grant options during fiscal year 1999. The weighted-average grant-date fair value of options granted was $0.44 per share for the year ended September 30, 1998.

          During fiscal 1998, the stockholders of the Company approved a reverse 1 for 10 stock split and an increase of shares authorized under the 1993 plans to 1,200,000 shares on a post-reverse stock split basis. All share and option amounts have been restated to reflect the stock split. On January 1, 1998, all 190,141 of the then outstanding employee stock options were repriced to the current market price, using the existing exercise durations.

(NOTE I) - Unconsolidated Subsidiary (AMS):
------------------------------------------

          On November 10, 1997, the shareholders of Caprius and AMS agreed to merge, and AMS became a wholly-owned subsidiary of the Company (see Note A).

          In connection with the acquisition of AMS, the Company recorded a charge to account for purchased research and development. The valuation of purchased research and development, for which management is primarily responsible, represents the estimated fair value at the date of acquisition related to in-process projects. As of the date of acquisition, the in-process projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value attributable to these projects was immediately expensed at acquisition. If the projects are not successful or completed in a timely manner, the Company may not realize the financial benefits expected for these projects.

          The income approach was used to establish the fair values of the purchased research and development. This approach established the fair value of an asset by estimating the after-tax cash flows attributable to the in-process project over its useful life and then discounting these after-tax cash flows back to a present value. The discount rate used to arrive at a present value as of the date of acquisition was based on the time value of money and medical technology investment risk factors. For the AMS purchased research and development programs, a risk-adjusted discount rate of 30% was utilized to discount the projected cash flows. The Company believes that the estimated purchased research and development amounts so determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects. Purchased research and development costs associated with the acquisition totaled $7,097,566 for the year ended September 30, 1998.

          The following unaudited pro forma financial information sets for the results of the Company as if the AMS merger had occurred October 1, 1997. The pro forma financial information does not purport to be indicative of what would have occurred had the acquisition been made as of October 1, 1997 or results that may occur in the future. The pro forma information does not include the expense for the purchased research and development costs.

                                                   Year ended September 30, 1998
                                                           (000's)

Net revenues                                               $ 3,764
Operating expenses                                         (15,005)
Operating loss from continuing operations                  (11,241)
Net loss                                                   (11,395)
Net loss per common share                                    (1.55)


(NOTE J) - Disposals and Discontinued Operation
-----------------------------------------------

          Disposals
          ---------

          During fiscal 1999 and 1998, the Company sold certain businesses and technology which were part of the Company's imaging and rehabilitation services business segment. In April 1999, the Company consummated the sale of its Aurora Technology and related assets. The Company incurred a loss on the sale of $2,096,057, which is included in the accompanying consolidated statements of operations for the year ended September 30, 1999.

          In March 1999, the Company transferred its interest in its rehabilitation center to an unrelated limited liability company in exchange for $900,000. In conjunction with the transfer of its interest in the rehabilitation center, the Company incurred a loss on the sale of $1,461,121, which is included in the accompanying consolidated statements of operations for the year ended September 30, 1999. During the year ended September 30, 1998, the Company recorded an impairment loss of $1,900,000 related to the write-down of goodwill associated with the rehabilitation center.

          Discontinued Operation
          ----------------------

          In August 1996, the Company's Board of Directors adopted a formal plan to discontinue its Imaging Systems business segment. The segment was accounted for as a discontinued operation in accordance with APB 30; which among other provisions, requires the plan of disposal to be carried out within one year. The Company's estimated loss on disposal was less than anticipated resulting in income in fiscal 1998 amounting to approximately $107,000. In December 1998, the Company received $1,100,00 from a major MRI manufacturer to resolve outstanding patent issues related to the discontinued business segment, which is included in income on disposal of discontinued operation for the year ended September 30, 1999.

(NOTE K) -Pro Forma Information
-------------------------------

          The following unaudited pro forma financial information sets forth the results of the Company as if the merger with Opus and the disposition of Aurora technology and rehabilitation business had occurred as of October 1, 1997. The pro forma financial information does not purport to be indicative of what would have occurred had the acquisition or sales been made as of October 1, 1997 or results that may occur in the future.

                                                         Year ended September 30,  6 Months ended
                                                            1999          1998     March 31, 1999
                                                            ----          ----     --------------
Net revenues                                          $ 3,125,094    $ 1,743,589   $ 1,384,794
Operating expenses                                      2,621,952      3,488,853     1,103,559
Operating income (loss) from continuing operations        503,142     (1,745,264)      281,235
Income (loss) from continuing operations                  468,224     (1,625,852)      281,235
Income (loss) per common share from continuing operations    0.03          (0.12)         0.02

(NOTE L) - Industry Segments
----------------------------

          The Company operations are classified into two business segments: imaging and rehabilitation services and the therapeutic drug monitoring assay business (the "TDM Business").

        The following table shows sales, operating income (loss) from continuing operations and other financial information by industry segment:

                                              Imaging and
                                             Rehabilitation        TDM
                                                Services         Business     Consolidated
                                                --------         --------     ------------
September 30, 1999
Sales                                      $     2,882,818  $     391,373   $    3,274,191
                                           =============== ==============  ===============
Income (loss) from continuing operations   $   (7,805,759)  $     210,131   $  (7,595,628)
                                           =============== ==============  ===============
Capital Expenditures                       $        12,803  $           -   $       12,803
                                           =============== ==============  ===============
Depreciation and Amortization              $       636,074  $     151,315   $      787,389
                                           =============== ==============  ===============
Identifiable assets at September 30, 1999  $     1,370,279  $   2,982,911   $    4,353,190
                                           =============== ==============  ===============

September 30, 1998
Sales                                      $     3,764,189  $           -   $    3,764,189
                                           =============== ==============  ===============
Income (loss) from continuing operations   $  (17,626,133)  $           -   $ (17,626,133)
                                           =============== ==============  ===============
Capital Expenditures                       $     1,981,001  $           -   $    1,981,001
                                           =============== ==============  ===============
Depreciation and Amortization              $     2,352,068  $           -   $    2,352,068
                                           =============== ==============  ===============
Identifiable assets at September 30, 1998  $    11,567,380  $           -   $   11,567,380
                                           =============== ==============  ===============

March 31, 2000
Sales                                      $       810,780  $     930,998   $    1,741,778
                                           =============== ==============  ===============
Income (loss) from continuing operations   $      (81,234)  $    (220,714)  $    (301,948)
                                           =============== ==============  ===============
Capital Expenditures                       $         8,477  $       4,396   $       12,873
                                           =============== ==============  ===============
Depreciation and Amortization              $        78,348  $      60,722   $      139,070
                                           =============== ==============  ===============
Identifiable assets at March 31, 2000      $     1,255,098  $   4,345,598   $    5,600,696
                                           =============== ==============  ===============

                         CAPRIUS, INC. AND SUBSIDIARIES

                              PRO FORMA INFORMATION

          The Pro Form Condensed Consolidated Statement of Operations for the fiscal year ended September 30, 1999 assumes that the dispositions and acquisitions discussed in Items (a) and (b) occurred on October 1, 1998 and is based on the operations of the Company for the year ended September 30, 1999.

          The unaudited pro forma condensed consolidated financial statement of operations has been prepared by the Company based upon assumptions deemed proper by it. The unaudited pro forma condensed consolidated statement of operations is not necessarily indicative of the future financial position or results of operations or actual results that would have occurred had the transactions been in effect as of the dates presented.

          The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the Company's historical financial statements and related notes.

                         CAPRIUS, INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                                    Twelve months ended September 30, 1999
                                    ---------------------------------------------------------------------
                                      Historical                       Pro-Forma
                                       Caprius, ---------------------------------------------------------
                                         Inc.   Dispositions(a)  Sub-Total    Acquisitions(b)   Total
                                    ---------------------------------------------------------------------
Revenues:
  Net patient service revenues       $ 2,882,818  $(1,227,897)  $ 1,654,921  $         -     $ 1,654,921
  Net product sales                      391,373            -       391,373  (b) 1,078,800     1,470,173
                                     ------------ ------------ ------------- ------------- --------------
    Total revenues                     3,274,191   (1,227,897)    2,046,294      1,078,800     3,125,094
                                     ------------ ------------ ------------- ------------- --------------
Operating Expenses:
  Cost of operations                   2,079,613     (984,715)    1,094,898  (b)   647,280     1,742,178
  Selling, general and administrative  4,482,038   (3,825,018)      657,020  (b)(d)170,984       828,004
  Research and development               496,480     (496,480)            -             -              -
  Purchased research and development          -             -             -             -              -
  Provision for bad debts and
    collection costs                     149,297      (97,527)       51,770             -         51,770
  Loss on sale of imaging business        12,670      (12,670)            -             -              -
  Loss on sale of rehabilitation
    business                           1,461,121   (1,461,121)            -             -              -
  Loss on sale of Aurora Technology    2,096,057   (2,096,057)            -             -              -
  Write down of intangibles                    -            -             -             -              -
                                     ------------ ------------ ------------- ------------- --------------
    Total operating expenses          10,777,276    8,973,588     1,803,688        818,264     2,621,952
                                     ------------ ------------ ------------- ------------- --------------
    Operating income (loss) from
    continuing operations             (7,503,085)   7,745,691       242,606       260,536        503,142

Interest income                           33,939      (33,939)            -             -              -
Interest expense                        (135,482)     100,564       (34,918)            -        (34,918)
Other income                               9,000       (9,000)            -             -              -
                                     ------------ ------------ ------------- ------------- --------------
  Income (loss) from continuing
  operations before equity in net
  loss of unconsolidated subsidiary   (7,595,628)   7,803,316       207,688       260,536        468,224

Equity in net loss of
unconsolidated subsidiary                      -            -             -             -              -
                                     ------------ ------------ ------------- ------------- --------------
   Income (loss) from continuing
   operations before provision for
   income taxes                       (7,595,628)   7,803,316       207,688       260,536        468,224

Provision for income taxes                     -            -             -             -              -
                                     ------------ ------------ ------------- ------------- --------------
  Income (loss) from continuing
  operations                         $(7,595,628) $ 7,803,316   $   207,688  $    260,536    $   468,224
                                     ============ ============ ============= ============= ==============
Income (loss) per basic and diluted
 common share:
  Income (loss) from continuing
  operations                         $     (0.85)                                            $      0.03
                                     ============                                          ==============
Weighted average number of common
  shares outstanding, basic and
  diluted                              8,971,411                            (c) 4,554,106     13,525,517
                                     ============                           ============== ==============

(a) To reflect the dispositions of Aurora technology and rehabilitation business as if they occurred as of October 1, 1998.
(b) To reflect the merger with Opus as if it occurred as of October 1, 1998. Pro forma adjustments reflect historical revenues, costs of operations and selling, general and administrative expenses of $1,078,800, $647,280 and $81,345, respectively for the period October 1, 1998 through June 28, 1999, the date of acquisition.
(c) To adjust weighted average shares for 6,178,977 common shares issued in connection with Opus acquisition to reflect shares as if they were outstanding for the entire period.

          Adjustment for 9 months = 4,554,106
                                    =========

(d) To reflect amortization of goodwill and other intangibles over 20 years resulting from purchase accounting adjustments from the acquisition as if the transaction occurred on October 1, 1998.

          Goodwill                 $  930,000
          Other Intangibles         1,460,373
                                   ----------
                                    2,390,373
                                   /      20 years
                                   ----------
          Annual amortization      $  119,519
                                   ==========

          Adjustment for 9 months  $   89,639
                                   ==========

     NO DEALER, SALESPERSON OR OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS             8,243,095
OTHER THAN THOSE CONTAINED IN THIS                     SHARES OF
PROSPECTUS IN CONNECTION WITH THE OFFERING            COMMON STOCK
MADE BY THIS PROSPECTUS, AND, IF GIVEN OR
MADE, SUCH INFORMATION OR REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR THE SELLING
STOCKHOLDERS.  THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR A                      CAPRIUS, INC.
SOLICITATION OF AN OFFER TO BUY ANY
SECURITIES OTHER THAN THOSE SPECIFICALLY
OFFERED HEREBY OR AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY ANY OF
THESE SECURITIES IN ANY JURISDICTION TO ANY
PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH
OFFER OR SOLICITATION.  EXCEPT WHERE
OTHERWISE INDICATED, THIS PROSPECTUS SPEAKS
AS OF THE EFFECTIVE DATE OF THE
REGISTRATION STATEMENT.  NEITHER THE                   PROSPECTUS
DELIVERY OF THIS PROSPECTUS NOR ANY SALE
HEREUNDER SHALL UNDER ANY CIRCUMSTANCES
CREATE ANY IMPLICATION THAT THERE HAS BEEN
NO CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF.

             TABLE OF CONTENTS
                                     Page
                                     ----
PROSPECTUS SUMMARY..................  2
RISK FACTORS........................  5
USE OF PROCEEDS.....................  9
DIVIDEND POLICY.....................  9              August 11, 2000
MARKET FOR THE COMPANY'S
  COMMON STOCK AND RELATED
  STOCKHOLDER MATTERS...............  9
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF
  OPERATIONS........................  9
BUSINESS............................ 12
CERTAIN RELATIONSHIPS AND
  RELATED TRANSACTIONS.............. 21
PRINCIPAL STOCKHOLDERS.............. 22
DESCRIPTION OF SECURITIES........... 23
SELLING STOCKHOLDERS................ 23
PLAN OF DISTRIBUTION................ 24
LEGAL MATTERS....................... 25
EXPERTS............................. 25
AVAILABLE INFORMATION............... 25
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS........................F-1
PRO FORMA INFORMATION..............F-20


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The only statue, charter provision, by-law, contract, or other arrangement under which any controlling person, director or officers of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

          Our certificate of incorporation limits the liability of our directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of the directors' duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and (iv) any transaction from which the director derives an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's duty of care, and this provision of our Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.

          The effect of the foregoing is to require us to indemnify our officers and directors for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

          INSOFAR AS INDEMNIFICATION FOR LIABILITIES MAY BE PERMITTED TO OUR DIRECTORS, OFFICERS AND CONTROLLING PERSONS PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, WE HAVE BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AND IS, THEREFORE, UNENFORCEABLE.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The estimated expenses of this offering in connection with the issuance and distribution of the securities being registered, all of which are to be paid by the Registrant, are as follows:

     Registration Fee........................................    $1,049
     Legal Fees and Expenses.................................    40,000
     Accounting Fees and Expenses............................    20,000
     Printing................................................     2,500
     Miscellaneous Expenses..................................     6,451
                                                               ----------
          Total..............................................    $70,000

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     SERIES B PREFERRED STOCK

          On August 18, 1997, the Company entered into various agreements with General Electric Company ("GE") including an agreement whereby GE purchased 27,000 shares of newly issued Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") for $2,700,000. The sale was conducted under Regulation D, Rule 506 of the Securities Act of 1933.

          The Series B Preferred Stock consists of 27,000 shares, ranks senior to any other shares of preferred stock which may be created and the Common Stock. It has a liquidation value of the $100.00 per share, plus accrued and unpaid dividends, is non-voting except if the Company proposes an amendment to its Certificate of Incorporation which would adversely affect the rights of the holders of the Series B Preferred Stock and is initially convertible into 1,597,930 shares of Common Stock, subject to customary anti-dilution provisions. No fixed dividends are payable on the Series B Preferred Stock, except that if a dividend is paid on the Common Stock dividends are paid on the shares of Series B Preferred Stock as if they were converted into shares of Common Stock.

     ISSUANCES TO FORMER DIRECTORS.

          Upon our merger with Opus, we entered into Severance and Consulting Agreements with Jack Nelson and Enrique Levy, who were Chairman/Chief Executive Officer and President/Chief Operating Officer, respectively, and directors, and terminated their employment and commenced consulting arrangements for a period of one year. Pursuant to their agreements, Mr. Nelson and Mr. Levy received $45,734 and $43,789, respectively, in cash as payment of deferred compensation, 125,000 and 100,000 shares of common stock, respectively, and were to have received $258,500 and $247,000 payments, respectively, upon the earlier of December 28, 1999 or the consummation of a Business Transaction (as defined in their severance agreement). As of December 28, 1999, these severance obligations were converted into a notes repayable on September 1, 2000 subject to mandatory repayment from the proceeds of the sale of the Strax, and if not repaid by March 1, 2000, became secured by the assets of the Strax. On April 4, 2000, the notes to Messrs. Nelson and Levy together with all outstanding interest thereon was paid in full and both resigned as a directors. The offering of the 225,000 shares of common stock to Messrs. Nelson and Levy was conducted under Regulation D, Rule 506 of the Securities Act of 1933.

     BRIDGE FINANCING.

          Subsequent to the year ended September 30, 1999, the Company had secured short term bridge financing in the aggregate of $670,000 (the "Bridge Financing"). The bridge loan holders consisting of four persons, received interest on their loans together with warrants to purchase a total of 330,000 shares of common stock at an exercise price of $0.20 per share. The warrants are exercisable for a period of five years. These funds were primarily used to pay a promissory note due Oxis. In April 2000, all of the bridge loans were repaid from the proceeds of the equity private placement. KSH Investment Group, Inc.
(KSH) in acting as a financial adviser to the Company with respect to the bridge loan received 236,697 shares of common stock for its services. The offering of warrants and issuance of shares to KSH in connection with the Bridge Financing was conducted under Regulation D, Rule 506 of the Securities Act of 1933.

     EMPLOYEE BRIDGE FINANCING.

          In March 2000, Messrs. Aaron, Joels and Koppel loaned the $25,000, $25,000 and $20,000, respectively, in order to facilitate shipment of sales products from Oxis (the "Employee Bridge Financing") . These loans were repayable at the earlier of 90 days or upon the closing of a securities placement, and bore interest at the rate of 12% per annum, payable on maturity. In addition, for each $1.00 principal amount loaned, the Company granted to each of Messrs. Aaron, Joels and Koppel a warrant to purchase .55 shares of common stock at an exercise price of $1.00 per share exercisable for five years. These loans were repaid in April 2000, and the Company granted to the three persons warrants to purchase an aggregate of 38,500 shares of common stock. The offering of these warrants to Messrs. Aaron, Joels and Koppel in the Employee Bridge Financing was conducted under Regulation D, Rule 506 of the Securities Act of 1933.

     EQUITY PRIVATE PLACEMENT

          In March and April 2000, the Company completed an equity private placement of $1,950,000 through the sale of 650,000 units at $3.00 per unit to 12 persons. Each unit was comprised of three shares of Common Stock, four Series A Warrants exercisable at $0.50 per share and are callable by the Company if the Common Stock of the Company trades above $3.00 for 15 consecutive days, two Series B warrants exercisable at $0.75 per share and are callable by the Company if the Common Stock trades above $5.00 for 15 consecutive days. All of the warrants are exercisable for a period of five years. The offering was conducted under Regulation D, Rule 506 of the Securities Act of 1933.

     KESSLER LITIGATION SETTLEMENT

          In August 2000 the Company orally agreed to enter into a settlement agreement with respect to a litigation matter between the Company and Nicholas Kessler by and through his Guardian ad Litem, Saundra J. Kessler, Saundra J. Kessler and Paul Kessler in the United States Federal Court, Central District of California. Upon court approval of the settlement agreement, the Company will issue 25,000 shares of its common stock and grant warrants exercisable for three years at $.25 per share to purchase 60,000 shares of its common stock to each of Sandra Kessler and Nicholas Kessler (through his Guardian ad Litem). The issuance was conducted under Section 4(2) of the Securities Act of 1933.


ITEM 27.  EXHIBITS.

EXHIBIT
NUMBER         DESCRIPTION OF EXHIBIT
-------        ----------------------

2.1                 Agreement and Plan of Merger, dated January 20, 1997, by and among Registrant, Medial Diagnostics, Inc. ("Strax"), Strax Acquisition Corporation and US Diagnostic Inc. (incorporated by reference to Exhibit 1 to Registrant's Form 8-K filed January 23,
               1997).

2.2                 Agreement and Plan of Merger, dated as of June 23, 1997,
               among Registrant, ANMR/AMS Merger Corp. and Advanced Mammography Systems, Inc. ("AMS") (incorporated by reference to Annex A to the Joint Proxy Statement Prospectus that formed part of Registrant's Registration Statement of Form S-4 filed on October 9, 1997 ("Registrant's Form S-4")).

2.3                 Agreement and Plan of Merger dated as of June 28, 1999 among
               Registrant, Caprius Merger Sub, Opus Diagnostics Inc. ("Opus"), George Aaron and Jonathan Joels (incorporated by reference to
               Exhibit 2.1 to Registrant's Form 8-K, filed July 1, 1999 (the "July 1999 Form 8-K")).

2.4                 Agreement and Plan of Merger among Opus, Aaron, Joels,
               Caprius and Merger Sub dated as of June 28, 1999. (incorporated by reference to Exhibit 2.2 to the July 1999 Form 8-K).

2.5                 Asset Purchase Agreement among Opus, Oxis and Oxis
               International Inc. (solely for the purposes of Article 10 thereof) dated as of June 28, 1999 (incorporated by reference to
               Exhibit 2.4 to the July 1999 Form 8-K).

3.1                 Certificate of Incorporation of Registrant. (incorporated by reference to Exhibit 3 filed with Registrant's Registration Statement on Form S-2, and amendments thereto, declared effective August 18, 1993 (File No. 2084785 ("Registrant's Form S-2")).

3.2                 Amendment to Certificate of Incorporation of Registrant
               filed November 5, 1993 (incorporated by reference to Exhibit 3.2 to Registrant's Form S-4).

3.3                 Amendment to Certificate of Incorporation of Registrant,
               filed August 31, 1995, (incorporated by reference to Exhibit 3.1 to Registrant's Form 8-K for an event of August 31, 1995 (the "August 1995 Form 8-K")).

3.4                 Amendment to Certificate of Incorporation of Registrant,
               filed September 21, 1995 (incorporated by reference to Exhibit
               3.1 to Registrant's Annual Report on Form 10-K for the nine months ended September 30, 1995 (the "ANMR 1995 Form 10-K")).

3.5                 Certificate of Designation of Series A Preferred Stock of
               the Registrant (incorporated by reference to the Registrant's Form 8-K, filed on March 31, 1996.

3.6                 Certificate of Designation of Series B Convertible
               Redeemable Preferred Stock of Registrant (incorporated by reference to Exhibit 3.1 to Registrant's Form 8-K, filed September 2, 1997).

3.7                 Certificate of Merger, filed on June 28, 1999 with the
               Secretary of State of the State of Delaware. (Incorporated by reference to Exhibit 3.1 of Form 8-K dated June 28, 1999).

3.8                 Amended and Restated By-laws of Registrant (incorporated by reference to Exhibit 3.4 to Registrant's Form S-4).

4.1.1               Form of Warrant Agreement between Registrant and American
               Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 4 to Registrant's August 1995 Form 8-K).

4.1.2               Form of Warrant Certificate (incorporated by reference to
               Annex B to the Registrant's Joint Proxy Statement, dated August 31, 1995).

4.2                 Specimen Certificate for Common Stock, par value $.01 per
               share, of Registrant (incorporated by reference to Exhibit 4.2 to Registrant's Form S-4).

4.3.1               Form of Supplemental Agreement relating to Registrant's
               assumption of obligations under the Warrant Agreement between First Albany Corporation and Janney Montgomery Scott, Inc. (incorporated by reference to Exhibit 4.3.1 to Registrant's Form S-4).

4.3.2               Form of Supplemental Agreement relating to Registrant's
               assumption Obligations under the Warrant Agreement between Strax and Jacob by reference to Exhibit 4.3.2 to Registrant's Form S-4).

4.4                 Form of Warrant Certificate, dated as of March 6, 1994,
               issued to Dominick & Dominick Incorporated (incorporated by reference to Exhibit 4.4 to Registrant's Form S-4).

4.5                 Warrant issued to Oxis Health Products, Inc. (incorporated by reference to Exhibit 10.2 to Registrant's July 1999 Form 8-K).

4.6**               Form of Warrant regarding Registrant's Bridge Financing in
               December 1999.

4.7**               Form of Warrant issued to certain employees in connection
               with the Registrant's Employee Bridge Financing in March 2000.

4.8                 Form of Series A Warrant from the Registrant's April 2000
               private placement of Units (the "April Private Placement"). (incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K, filed April 28, 2000 (the "April 2000 Form 8-K")).

4.9                 Form of Series B Warrant from the April Private Placement.
               (incorporated by reference to Exhibit 10.3 to Registrant's April 2000 Form 8-K).

4.10*               Form of Warrant issued to each of Sandra Kessler and
               Nicholas Kessler, by and through his Guardian ad litem (collectively the "Claimants"), in connection with the settlement agreement between the Registrant and the Claimants in August 2000.

5*                  Opinion of Thelen Reid & Priest LLP.

10.1                Registrant's 1983 Incentive and Non-Qualified Stock Option
               Plan, Amended and Restated as of February 1, 1988, and form of incentive stock option (incorporated by reference to Exhibit 10.4 to Registrant's Form S-2).

10.2                Registrant's 1993 Employee Stock Option Plan (incorporated by reference to Exhibit A of the Proxy Statement for Registrant's 1993 Annual Meeting of Stockholders).

10.3                Registrant's 1993 Directors Stock Option Plan for
               Non-Employee Directors (incorporated by reference to Exhibit B of the Proxy Statement for Registrant's 1993 Annual Meeting of Stockholders).

10.4.1              Registration Rights Agreement, dated August 18, 1997,
               between Registrant and General Electric Company ("GE") (incorporated by reference to Exhibit 10.2 to Registrant's Form 8-K, filed September 2, 1997).

10.4.2              Stockholders Agreement, dated August 18, 1997, between
               Registrant and GE (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K, filed September 2, 1997).

10.4.3              Settlement and Release Agreement, dated August 18, 1997,
               between the Registrant and GE (incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K, filed September 2,
               1997).

10.4.4              License Agreement, dated August 18, 1997, between Registrant and GE (incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K, filed September 2, 1997).

10.5.1              Employment Agreement between Registrant and Jack Nelson
               dated as of December 6, 1993 (incorporated by reference to Exhibit 10.5 filed with the ANMR 1994 Form 10-K).

10.5.2              Severance and Consulting Agreement dated as of June 28, 1999 between Registrant and Nelson (incorporated by reference to Exhibit 10.4 to the Registrant's July 1999 Form 8-K).

10.5.3              Form of Secured Promissory Note, dated as of December 28,
               1999, from Registrant to Nelson. (incorporated by reference to Exhibit 10.16.1 to Registrant's September 1999 Form 10-KSB).

10.6.1              Employment Agreement among Registrant, Advanced Mammography
               Systems, Inc. ("AMS") and Enrique Levy dated September 17, 1995 (incorporated by reference to Exhibit 10.6 to Registrants ANMR September 1995 Form 10-K)

10.6.2              Severance and Consulting Agreement between Registrant and
               Levy, dated as of June 28, 1999 (incorporated by reference to Exhibit 10.5 to the Registrant's July 1999 Form 8-K).

10.6.3              Form of Secured Promissory Note, dated as of December 28,
               1999, from Registrant to Enrique Levy. (incorporated by reference to Exhibit 10.16.2 to Registrant's September 1999 Form 10-KSB).

10.6.4              Form of Security Agreement, dated as of December 28, 1999, by Registrant to Enrique Levy as Agent. (incorporated by reference to Exhibit 10.16.3 to Registrant's September 1999 Form 10-KSB).

10.7                Lease Agreement between Registrant and John T. Spinelli,
               dated May 5, 1991 (incorporated by reference to Exhibit 10.9 filed with Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

10.8.1              Key Employment Agreement between MVA Rehabilitation
               Associates and Eric T. Shebar, M.D. dated as of January 31, 1995 (incorporated by reference to Exhibit 10(b) to Strax's Form 8-K filed on February 15, 1995 (File No. 0-19736)).

10.8.2              Settlement Agreement, General Release and Covenant Not to
               Sue ("Agreement") between MVA Rehabilitation Associates, Strax Rehab Inc. Middlesex MRI Center and Eric T. Shebar, M.D., dated December 27, 1999. (incorporated by reference to Exhibit 10.14 to Registrant's Form 10-KSB filed on January 20, 2000 for the year ending September 31, 1999 (the "September 1999 Form 10-KSB")).

10.9                Amended and Restated Agreement of Partnership of MVA
               Rehabilitation Associates (incorporated by reference to Exhibit 10(a) to Strax's Form 8-K filed on February 15, 1995).

10.10               Interest Transfer Agreement by and among Middlesex MRI
               Center Inc. ("Middlesex") and Strax Rehab Inc. and Medical Diagnostics and Rehabilitation, LLC ("MDR") the sole general partners of MVA Rehabilitation Associates ("MVA") for the transfer of Middlesex and MDR's partnership interests in MVA.(incorporated by Reference to Exhibit 2.1 to Registrant's Form 8-K dated March 11, 1999).

10.11               Asset Purchase Agreement between Registrant and Pacific
               Republic Capital Corp. for the sale of Aurora breast scanner technology related assets (incorporated by reference to Exhibit
               2.1 to the Registrant's Form 8-K dated April 27, 1999).

10.12.1             Asset Purchase Agreement dated as of June 28, 1999, among
               Opus, Oxis Health Products, Inc. and Oxis International, Inc. (incorporated by reference to Exhibit 2.2 to Registrant's July 1999 Form 8-K).

10.12.2             Secured Promissory Note of Opus issued to Oxis Health
               Products, Inc. in the initial principal amount of $565,000 (incorporated by reference to Exhibit 10.1 to Registrant's July 1999 Form 8-K).

10.12.3             Services Agreement, dated as of June 30, 1999, between Opus and Oxis Health Products, Inc. (incorporated by reference to
               Exhibit 10.3 to Registrant's July 1999 Form 8-K).

10.13               Promissory Notes issued for bridge loan in the aggregate
               amount of $600,000 (November 1999 and December 1999). (incorporated by reference to Exhibit 10.15 to Registrant's September 1999 Form 10-KSB).

10.14.1             Form of Stock Purchase Agreement regarding the April Private
               Placement. (incorporated by reference to Exhibit 10.1 to Registrant's April 2000 Form 8-K).

10.14.2             Letter Agreement, dated March 27, 2000, between the Company and certain purchasers. (incorporated by reference to Exhibit
               10.4 to Registrant's April 2000 Form 8-K).

10.14.3             Letter Agreement, dated March 29, 2000, between the Company and certain purchasers. (incorporated by reference to Exhibit
               10.5 to Registrant's April 2000 Form 8-K).


10.15**             Form of Subscription Agreement regarding Registrant's
               December 1999 Bridge Financing.

10.16*              Form of Option granted to Sanjay Mody with respect to the
               April Private Placement.

10.17*              Form of Option granted to Shrikant Mehta with respect to the
               April Private Placement.

10.18*              Form of Settlement Agreement between the Registrant and the
               Claimants dated August 8, 2000.

21**                List of Company's subsidiaries.

23.1*               Consent of BDO Seidman, LLP, independent public accountants for Company.

23.2*               Consent of Thelen Reid & Priest LLP (included as part of
               Exhibit 5).

24**                Power of Attorney (included in the signature page to the
               initial registration statement).

27**                Financial Data Schedule




------------------------
*    Filed herewith.
**   Previously filed



ITEM 28.  UNDERTAKINGS

          The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act").

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represents no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) to include any additional or changed material information with respect to the plan of distribution.

          (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of its Certificate of Incorporation, By-Laws, the General Corporation Law of the State of Delaware or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                POWER OF ATTORNEY

     Each director and/or officer of the registrant whose signature appears below hereby appoints the Agent for Service named in this registration statement as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments, to this registration statement, and the registrant hereby also appoints the Agent for Service as its attorney-in-fact with like authority to sign and file any such amendments in its name and behalf.


                                   SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Lee, New Jersey, on the 8th day of August, 2000.


                                        Caprius, Inc.


                                        By  /s/ Jonathan Joels
                                          --------------------------------------
                                            Jonathan Joels
                                            Director and
                                            Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by or on behalf of the following persons in the capacities indicated on the 8th day of August, 2000.

             SIGNATURE                       TITLE
             ---------                       -----


*                                       Chairman of the
---------------------------------       Board and President
          George Aaron

/s/ Jonathan Joels                      Director and Chief
---------------------------------       Financial Officer
          Jonathan Joels

*                                       Director
---------------------------------
          Shirkant Mehta

*                                       Director
---------------------------------
          Sanjay Mody

*                                       Director
---------------------------------
          Robert Spira

*                                       Director
---------------------------------
          Sol Triebwasser

                                        Attorney-in-fact
*By:  /s/ Jonathan Joels                for each of the
    -----------------------------       persons indicated
          Jonathan Joels                by an asterisk